Exhibit 2.1

EXECUTION VERSION

EXXONMOBIL OIL CORPORATION,
MOBIL PIPE LINE COMPANY,
PDV CHALMETTE, L.L.C.
and
PBF HOLDING COMPANY LLC

______________________________________________________________

DATED: June 17, 2015

______________________________________________________________
AGREEMENT FOR THE SALE AND PURCHASE
OF THE OWNERSHIP INTERESTS IN
CHALMETTE REFINING, L.L.C.
______________________________________________________________

CONFIDENTIAL

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SCHEDULES
SCHEDULE A    PARTICULARS OF THE COMPANY
SCHEDULE B    PARTICULARS OF WHOLLY-OWNED SUBSIDIARIES
SCHEDULE C    PARTICULARS OF PARTIALLY-OWNED ENTITIES
SCHEDULE 1.1.6    BENEFIT PLANS
SCHEDULE 1.1.30    DUE DILIGENCE MATERIALS
SCHEDULE 1.1.35    BANK ACCOUNTS
SCHEDULE 1.1.36    EM KNOWLEDGE
SCHEDULE 1.1.40    EMPLOYEES OUT-OF-SCOPE
SCHEDULE 1.1.49    ESCROW AGREEMENT
SCHEDULE 1.1.51    HYDROCARBON INVENTORY METHODOLOGY
SCHEDULE 1.1.54    OTHER WORKING CAPITAL METHODOLOGY
SCHEDULE 1.1.56    EXCLUDED TRADEMARKS
SCHEDULE 1.1.65    GUARANTY
SCHEDULE 1.1.76    LOGISTICS TECHNOLOGY AGREEMENT
SCHEDULE 1.1.93    PDV GUARANTY
SCHEDULE 1.1.94    PDV KNOWLEDGE
SCHEDULE 1.1.112    REFINING AND CHEMICAL TECHNOLOGY AGREEMENT
SCHEDULE 4.1.2    REGULATORY APPROVALS
SCHEDULE 4.1.4    SYSTEMS INFORMATION TRANSITION PLAN
SCHEDULE 4.1.6    VENDOR CONSENTS
SCHEDULE 5.6.4    ENGINEERING COMPANY LIST
SCHEDULE 6.2.5    CLAIMS
SCHEDULE 6.2.17    PROPERTY CLAIMS
SCHEDULE 6.2.18    MATERIAL CONTRACTS

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SCHEDULE 6.2.19    PDV CONTRACTS
SCHEDULE 6.2.20    EM VENDOR CONTRACTS
SCHEDULE 6.2.22    COMPLIANCE WITH APPLICABLE LAWS AND LEGISLATION
SCHEDULE 6.2.23    ENVIRONMENTAL PERMITS AND ORDERS
SCHEDULE 6.2.24    LITIGATION
SCHEDULE 6.2.25    INTELLECTUAL PROPERTY CLAIMS OR OBLIGATIONS
SCHEDULE 6.2.27    TAXES
SCHEDULE 6.15    MUNICIPALLY FINANCED PROPERTY
SCHEDULE 9.2    PURCHASER’S EMPLOYMENT OBLIGATIONS
SCHEDULE 9.3    COLLECTIVE BARGAINING AGREEMENT
SCHEDULE 11.3    INFORMATION AND DOCUMENTS TO BE WITHDRAWN

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AN AGREEMENT made the 17th day of June, 2015
BETWEEN:
EXXONMOBIL OIL CORPORATION, a company incorporated under the laws of the State of New York and having a place of business at 22777 Springwoods Village Parkway, Spring, Texas 77389 (“EMOC”), and MOBIL PIPE LINE COMPANY, a company incorporated under the laws of the State of Delaware and having a place of business at 22777 Springwoods Village Parkway, Spring, Texas 77389 (“MPLCO”) (EMOC and MPLCO collectively, the “EM Vendors”), and PDV CHALMETTE, L.L.C., a limited liability company organized under the laws of the State of Delaware and having an address at c/o PDV Holding, Inc., 1293 Eldridge Parkway, Houston, Texas 77077 (“PDV”), the EM Vendors and PDV hereafter collectively referred to as the “Vendors” and each a “Vendor”; and PBF HOLDING COMPANY LLC, a Delaware limited liability company and having a place of business at One Sylvan Way, Parsippany, New Jersey 07054, hereafter referred to as the “Purchaser”, each (including its permitted successors and assigns) a “Party” and collectively the “Parties”.
RECITALS

A.
Chalmette Refining, L.L.C. (hereinafter referred to as the “Company”), the particulars of which are set out in Schedule A, is a limited liability company organized in accordance with the laws of the State of Delaware.

B.
The Vendors are the owners of one hundred percent (100%) of the Company and the Company is the owner of one hundred percent (100%) of the entities identified on Schedule B and the owner of interests in each of the entities described on Schedule C.

C.	Exxon Mobil Corporation, on behalf of the EM Vendors, PDV, and the Purchaser entered into a Confidentiality Agreement dated August 21, 2014.

D.	The Purchaser has completed its due diligence of the Company and the Subsidiaries (as such term is defined herein) and their respective businesses, assets, properties and liabilities.

E.
The EM Vendors wish to sell to the Purchaser, and the Purchaser wishes to purchase from the EM Vendors, 100% of the EM Vendors’ equity interests in the Company on the terms and subject to the conditions of this Agreement. PDV wishes to sell to the Purchaser, and the Purchaser wishes to purchase from PDV, 100% of PDV’s equity interests in the Company on the terms and subject to the conditions of this Agreement.

IT IS AGREED as follows:
CLAUSE 1.    DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires, the following words and expressions shall have the meanings as set out below:

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1.1.1	“Accounts” means, for the financial period on and as of December 31, 2014, the audited balance sheet and profit and loss accounts of the Company;

1.1.2	“Affiliate” means:

(a)	with respect to the EM Vendors:

(i)	ExxonMobil or any parent of ExxonMobil;

(ii)
any corporation, company, partnership or other entity in which ExxonMobil or any parent of ExxonMobil now or hereafter (1) owns or (2) controls, directly or indirectly, more than fifty percent (50%) of the ownership interest having the right to vote or appoint its directors/managers or functional equivalents (an “EM Affiliated Company”); and

(iii)	any joint venture in which ExxonMobil, any parent of ExxonMobil, or an EM Affiliated Company is the operator, all (i) through (iii) combined referred to herein as the “ExxonMobil Group”;
References to “its Affiliates” with respect to the EM Vendors and similar terms in the plural shall be understood to include any single Affiliate of an EM Vendor.

(b)	with respect to PDV:

(i)	PDV Holding, Inc. or any parent of PDV Holding, Inc.; and

(ii)
any corporation, company, partnership or other entity in which PDV Holding, Inc. or any parent of PDV Holding, Inc. now or hereafter (1) owns or (2) controls, directly or indirectly, more than fifty percent (50%) of the ownership interest having the right to vote or appoint its directors/managers or functional equivalents.

References to “its Affiliates” with respect to PDV and similar terms in the plural shall be understood to include any single Affiliate of PDV;

(c)
with respect to the Purchaser: the Purchaser and any company or legal entity which (i) controls either directly or indirectly the Purchaser or (ii) is controlled directly or indirectly by the Purchaser or (iii) is controlled directly or indirectly by a company or entity which directly or indirectly controls the Purchaser. “Control” (including the terms “controlled by” and “under common control with”) for purposes of the immediately preceding sentence and when used with respect to any specified company, partnership or legal entity, means the power to direct or cause the direction of the management and policies of the company, partnership or legal entity, whether through the ownership directly or indirectly of more than fifty percent (50%) of the voting securities, by contract or otherwise. As from

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Completion, the Company and the Subsidiaries and their respective affiliates shall be considered for this purpose Affiliates of the Purchaser;

1.1.3
“Agreement” means this agreement, including all of the schedules attached hereto (which are hereby incorporated by reference and made a part hereof for all purposes), all as may be amended, modified or supplemented from time to time;

1.1.4
“Applicable Law” means all laws, statutes, rules, regulations, official directives and orders of any Governmental Authority (whether administrative, legislative, executive or otherwise) including judgments, orders and decrees of courts, commissions or bodies exercising similar functions;

1.1.5
“Authorization” means any franchise, permit, license, authorization, order, decree, certificate, registration, variance, settlement, compliance plan or other consent or approval granted by any Governmental Authority (i) under any Applicable Law, including Environmental Laws, or (ii) under or pursuant to any judgment or contract with any such Governmental Authority;

1.1.6	“Benefits” and “Benefit Plans” means the benefits described on Schedule 1.1.6;

1.1.7	“Bonds” has the meaning ascribed to it in Clause 6.15;

1.1.8	“Business” means the business previously or currently conducted by the Company and/or its Subsidiaries, including the ownership and/or operation of the Refinery and Logistics Assets;

1.1.9
“Business Day” means any day except (a) Saturdays and Sundays and public holidays and (b) any other day when deposit-taking banks in New York, New York, United States or in Caracas, Venezuela are closed for the business of over-the-counter deposit-taking;

1.1.10	“Casualty” has the meaning ascribed thereto in Clause 5.6;

1.1.11	“CBA” has the meaning ascribed to it in Clause 9.3;

1.1.12
“Claims” means any pending or threatened suit, claim, action, cause of action, request for injunctive relief or other equitable remedy, or litigation with any Person or any administrative, arbitration or governmental proceeding, investigation or inquiry;

1.1.13
“Code” means the Internal Revenue Code of 1986, as amended. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law;

1.1.14	“Company” has the meaning ascribed to it in Recital A;

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1.1.15	“Competition Authority” means, collectively, the applicable Governmental Authorities, if any, responsible for enforcement of Competition Laws;

1.1.16	“Competition Laws” means the antitrust, competition and similar laws of the Country or of any other applicable jurisdiction, and applicable amendments and regulations to such laws;

1.1.17	“Completion” means completion of the sale and purchase of all of the Member Interests in accordance with the provisions of this Agreement;

1.1.18	“Completion Amount” has the meaning ascribed to it in Clause 3.4.1;

1.1.19
“Completion Date” means 23:59 Eastern Time (if the last day of a month or a day other than the first Business Day of a month) or 00:01 Eastern Time (if the first day of a month or the first Business Day of a month), on the date when this Agreement is completed as determined under Clauses 3.3 and 4.4;

1.1.20	“Completion Date Notice” has the meaning ascribed to it in Clause 3.3;

1.1.21
“Completion Memorandum” means the document agreed between the Vendors and the Purchaser in order to record the Completion of the sale and purchase of the Member Interests in accordance with this Agreement and other aspects of Completion;

1.1.22	“Conditions Precedent” means the conditions set out in Clause 4.1;

1.1.23	“Confidential Information” means, in relation to a Person (the “Discloser”):

(a)
all information other than Technical Information, in whatever form communicated or maintained, that the Discloser discloses to, or that is gathered for inspection by a Person (the “Recipient”) or any of the Recipient’s representatives in the course of the Recipient’s review of the Transaction, whether provided before or after the Effective Date, that contains or otherwise reflects information concerning the Discloser or its businesses, affairs, financial condition, assets, liabilities (including Environmental Liabilities), operations, prospects or activities;

(b)
all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any Confidential Information regardless of the identity of the Person preparing the same; and

(c)	any matter relating to this Agreement or its terms;
but does not include any information that:

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(d)
is at the time of disclosure to the Recipient or thereafter becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient’s representatives in violation of Clause 11.1;

(e)
is or was received by the Recipient from a source other than the Discloser or its representatives, provided that such source, to the Recipient’s knowledge, is not prohibited from disclosing the information to the Recipient by a contractual, fiduciary or other legal confidentiality obligation in respect of such information; or

(f)
can be shown by clear and convincing evidence to have been known by the Recipient prior to disclosure in connection with the Transaction and was not subject to any contractual, fiduciary or other legal confidentiality obligation on the part of the Recipient;

1.1.24
“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated U.S. federal income Tax Returns and any similar group under foreign, state or local law;

1.1.25	“Country” means the United States of America;

1.1.26
“Data Room” means the online virtual data room accessed at www.intralinks.com which was maintained by or on behalf of the Vendors and through which the Purchaser and its advisors have had access to Due Diligence Materials;

1.1.27	“Deposit” means an amount equal to Ten Million Dollars ($10,000,000);

1.1.28	“Discloser” has the meaning ascribed to it in the definition of “Confidential Information”;

1.1.29	“Divestiture” has the meaning ascribed to it in Clause 4.2;

1.1.30
“Due Diligence Materials” means the materials disclosed or made available to the Purchaser in the Data Room or otherwise, including those materials contained in the external storage device attached to Schedule 1.1.30 or otherwise identified on Schedule 1.1.30;

1.1.31	“Eastern Time” means the local time in the U.S. Eastern Time Zone;

1.1.32	“Economic Impact Dispute” has the meaning ascribed to it in Clause 5.7.4;

1.1.33	“Economic Impact Negotiation Period” has the meaning ascribed to it in Clause 5.7.3;

1.1.34	“Effective Date” means the date of this Agreement first set forth above;

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1.1.35
“EM Bank Account” means that certain account identified as “EM Bank Account” on Schedule 1.1.35 or such other account as the EM Vendors may from time to time designate for the purposes of this Agreement;

1.1.36
“EM Knowledge” or words of similar import with respect to the EM Vendors means the actual knowledge (but without any duty to make any independent investigation or inquiry) of the individuals listed on Schedule 1.1.36;

1.1.37	“EM Member Interests” means the ownership interests in the Company held by each of EMOC and by MPLCO (including all of their rights and obligations as members of the Company);

1.1.38	“EM Vendors” has the meaning ascribed to it in the Introductory Paragraph;

1.1.39	“EMOC” has the meaning ascribed to it in the Introductory Paragraph;

1.1.40
“Employees” means all employees of the EM Vendors or their Affiliates at a Company or Subsidiary site and primarily engaged in the business of the Company or the Subsidiaries at the Effective Date, excluding any employee identified on Schedule 1.1.40 (as updated as of Completion) and any employee no longer employed by an EM Vendor or any Affiliate thereof (other than the Company) as of Completion;

1.1.41
“Encumbrances” means all liens, security interests, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, encroachments, or any other encumbrances and other restrictions or limitations on ownership or use of real or personal property or irregularities in title thereto (excluding any such restrictions or encumbrances in respect of the Municipally Financed Property);

1.1.42
“Environment” means living organisms (including humans and the ecological systems of which they form a part) and the following media (alone or in combination): air (including without limitation air within buildings and air within other natural or man-made structures, whether above or below ground); water (including without limitation water on, under or within land, or in drains or sewers, and coastal and inland waters); and land (including land under water); and in the case of man includes his property and includes the environment as defined in any applicable Environmental Law;

1.1.43
“Environmental Laws” means all Applicable Laws and applicable Legislation (including, but not limited to, liabilities arising in connection with or pursuant to relevant civil law, common law, statutes, codes, directives and the like and all rules, regulations, ordinances, municipal by-laws, Order or guidance made thereunder) concerning Environmental Matters;

1.1.44	“Environmental Liabilities” means losses, costs, expenses (including any irrevocable value added taxes thereon), actions, proceedings, claims, demands,

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damages for failure to comply with and any liability, responsibility or obligation arising under or in connection with any Environmental Law in relation to Environmental Matters, including any liability (whether unknown, actual or contingent) to investigate, make good, repair, reinstate, treat, clean up or otherwise remediate any of the Property or Hazardous Substances elsewhere which have emanated or originated from the Property or any equipment of the Company or the Subsidiaries which have arisen from activities or non-performance of the Company or the Subsidiaries or for which the Company or the Subsidiaries are held responsible, including at any property at any time owned or occupied or made use of by the Company or the Subsidiaries (excluding off-site disposal sites or facilities) and irrespective of whether the cause for the liability is unknown, has been known or should have been known or understood by the Vendors, the Company or the Subsidiaries or their respective Affiliates or their respective directors, officers, managers, agents, employees or representatives;

1.1.45
“Environmental Matters” means pollution of the Environment including, but not limited to noise, emissions, deposits, discharges, spills and releases of Hazardous Substances into air, water, sewage systems and land and the manufacture, processing, distribution, use, treatment, storage, disposal, transport, transmission and handling of Hazardous Substances or matters otherwise relating to the health and safety of any person (including, to the extent related to the Environment, occupational health and safety), or damage to the Environment, property or assets;

1.1.46
“Environmental Permit” means any license, permit, order, decree, authorization, approval, memorandum of understanding, registration, variance, compliance plan, conditions or other consent or agreement issued or required pursuant to any Environmental Law;

1.1.47	“Escrow Account” means that certain account identified as “Escrow Account” on Schedule 1.1.35;

1.1.48	“Escrow Agent” means Deutsche Bank Trust Company Americas, in its capacity as Escrow Agent under the Escrow Agreement;

1.1.49	“Escrow Agreement” means an escrow agreement related to the Deposit, by and among the EM Vendors, PDV, the Purchaser and the Escrow Agent substantially in the form attached hereto as Schedule 1.1.49;

1.1.50
“Estimated Cash Amount” means the amount of cash and cash equivalents held as of the Completion Date by the Company estimated by the Vendors as of the date of the Completion Date Notice. The Estimated Cash Amount shall account for the payment by each Vendor of its share of the Estimated Inter-Affiliate Receivables Amount;

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1.1.51	“Estimated Hydrocarbon Inventory Amount” means the Vendors’ estimate of the aggregate amount of Hydrocarbon Inventory determined in accordance with Schedule 1.1.51;

1.1.52	“Estimated Inter-Affiliate Payables Amount” means the amount of Inter-Affiliate Payables (set forth by Vendor) estimated by the Vendors as of the date of the Completion Date Notice;

1.1.53	“Estimated Inter-Affiliate Receivables Amount” means the amount of Inter-Affiliate Receivables (set forth by Vendor) estimated by the Vendors as of the date of the Completion Date Notice;

1.1.54	“Estimated Other Working Capital Amount” means the Vendors’ estimate of the aggregate amount of Other Working Capital determined in accordance with Schedule 1.1.54;

1.1.55
“Estimated Other Working Capital and Hydrocarbon Inventory Statement” means the statement setting forth the Estimated Other Working Capital Amount and Estimated Hydrocarbon Inventory Amount delivered by the Vendors pursuant to Clause 3.3.1;

1.1.56
“Excluded Trademarks” means the trademarks listed on Schedule 1.1.56 which are excluded from the sale and which prior to Completion will be transferred to an EM Vendor or one of their Affiliates as described in the relevant Schedule;

1.1.57	“ExxonMobil” means Exxon Mobil Corporation, a corporation organized under the laws of the State of New Jersey, and having a place of business at 5959 Las Colinas Boulevard, Irving, Texas;

1.1.58	“Final Hydrocarbon Inventory Amount” means the value of the Hydrocarbon Inventory as set forth in the Final Other Working Capital and Hydrocarbon Inventory Statement;

1.1.59	“Final Other Working Capital Amount” means the value of the Other Working Capital as set forth in the Final Other Working Capital and Hydrocarbon Inventory Statement;

1.1.60
“Final Other Working Capital and Hydrocarbon Inventory Statement” means (a) if no objection notice is properly delivered pursuant to Clause 3.6, the Final Other Working Capital and Hydrocarbon Inventory Statement delivered in accordance with Clause 3.6 or (b) if an objection notice is properly delivered pursuant to Clause 3.6, the Final Other Working Capital and Hydrocarbon Inventory Statement as finally determined in accordance with Clause 3.8 or 3.9, as applicable;

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1.1.61	“Final Partnership Federal Income Tax Return” means the U.S. federal income Tax Return of the Company (and related Schedule K‑1s) for the taxable period ending on the Completion Date;

1.1.61.1
“Financial Statements” means collectively, for each of (a) the Company and its consolidated Subsidiaries, (b) MOEM Pipeline LLC, (c) Collins Pipeline Company and (d) T&M Terminal Company: (1) audited financial statements for 2012, 2013 and 2014 and (2) unaudited financial statements for all 2015 quarterly periods ending at least forty-five (45) days prior to the Completion Date;

1.1.62	“GAAP” means generally accepted accounting principles in the United States, applied consistently with the practices, including accounting judgments, of the Company;

1.1.63	“Governmental Authority” means

(a)	any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b)
any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government, including any stock or other securities exchange;

(c)
any court, tribunal, commission, individual, administrator, analyst, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(d)	any other body or entity created under the authority of and subject to the jurisdiction of any of the foregoing;

1.1.64	“Guarantor” means PBF Energy Inc., a Delaware corporation;

1.1.65
“Guaranty” means the guaranty in form and substance set forth on Schedule 1.1.65 setting out the obligations of the Guarantor to be executed by the Guarantor and delivered to the Vendors on signature of this Agreement;

1.1.66
“Hazardous Substances” means all pollutants, contaminants and hazardous, flammable and toxic, radioactive, corrosive or caustic substances or otherwise hazardous substances (including crude oil, refined petroleum products and derivatives thereof), materials and waste whether solid, liquid, gaseous or vapor and whether alone or in combination with any substances and whether or not such pollutant, contaminant, substances, material or waste is referred to specifically in or regulated under any of the Environmental Laws, and for greater certainty,

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including all substances referred to specifically in, or regulated under, any Environmental Law;

1.1.67
“Hydrocarbon Inventory” means all hydrocarbon and hydrocarbon derived inventories of the Company located at or associated with the Refinery (which shall be measured in accordance with Schedule 1.1.51) as follows: (i) raw materials (including crude oil and gas oil), feedstocks and intermediate stocks that are in transit to the Refinery in third party pipelines and raw materials, feedstocks and intermediate stocks designated as Company owned line fill in third party pipelines on which the Company ships such oil and stocks to and from the Refinery; (ii) raw materials, blendstocks, feedstocks and intermediate stocks that are located at the Refinery, in transit from the Refinery or residing in third party storage, excluding any products for which title has passed from the Company to a third party as of the transfer time; (iii) refined products located at the Refinery, in transit from the Refinery or residing in third party storage, excluding any such products for which title has passed from the Company to a third party as of the transfer time; and (iv) petrochemical products located at the Refinery, in transit from the Refinery or residing in third party storage as of the transfer time. “Hydrocarbon Inventory” shall not include Intra-Refinery Line Fill; basic sediment and water (as determined by the Refinery in the ordinary course) in storage tanks and Unit Fill at the Refinery, all of which shall be included in the Purchase Price. Waste water, sludge (which, for the avoidance of doubt, does not include slop) and storm water tanks will not be measured and no Hydrocarbon Inventory value will be assigned to the content of such tanks;

1.1.68
“Intellectual Property” means any and all patents, patent applications, trade secrets, trade names, know-how, technology, invention disclosures, registered copyrights, registered service marks or trademarks, any applications to register any copyrights, service marks, or trademarks, any unregistered copyrights, service marks, trade names or trademarks and any computer software programs (including source code and object code);

1.1.69
“Inter-Affiliate Payables” means any amount, including interest-bearing loans, accrued and owing at the Completion Date by the Company or any Subsidiary to a Vendor or to any Affiliate of a Vendor (other than the Company or the Subsidiaries), however arising, including interest thereon, and whether or not already due for payment;

1.1.70
“Inter-Affiliate Receivables” means any amount, including interest-bearing loans, accrued and owing at the Completion Date by a Vendor or any Affiliate of a Vendor (other than the Company or the Subsidiaries) to the Company or any Subsidiary, however arising, including interest thereon, and whether or not already due for payment;

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1.1.71	“Interim Period” means the period from the Effective Date through and including the earlier of (i) the date of termination of this Agreement and (ii) the Completion Date;

1.1.72
“Intra-Refinery Line Fill” means all volumes of product that the Company has title to which is, as of the transfer time, located at or contained in pipelines that are within the boundaries of the Refinery or a terminal;

1.1.73
“Legislation” means any enactment, law, subordinate legislation, rule, regulation, ordinance, order or decree in force, enacted, passed or approved by any Public Authority, including those of a territory or country outside the Country, any permits, codes of practice, circulars, guidance notes and the like, judgments, notices, orders, directions, decisions, instructions or awards of any competent Public Authority;

1.1.74
“Litigation” means any civil, administrative, regulatory or criminal, arbitration proceeding or other proceeding at Law or in equity, in each case before or by any court, tribunal or Governmental Authority and includes any appeal or review thereof and any application for leave for appeal or review;

1.1.75	“Logistics Assets” means the assets consisting of the assets owned by MOEM Pipeline LLC, Collins Pipeline Company and T&M Terminal Company;

1.1.76	“Logistics Technology Agreement” means a logistics technology agreement substantially in a form as attached hereto as Schedule 1.1.76;

1.1.77	“Longstop Date” means twelve months after the Effective Date;

1.1.78
“Losses” means all losses, damages, costs, expenses, liabilities, obligations, actions required in response to injunctive relief, responsibilities and claims of any kind (including any claims arising in any legal proceedings brought by any Governmental Authority or other Person and including reasonable attorneys’ fees);

1.1.79
“Material Adverse Effect” means any event, occurrence, condition or change that has had a materially adverse effect on the business or operations as currently conducted, properties, assets, liabilities, financial condition or results of operations of the Company and the Subsidiaries taken as a whole; provided, however, that in no event shall any effect that results from any of the following be considered in determining whether there has been a Material Adverse Effect: (a) this Agreement or any actions taken in compliance with this Agreement, the transactions contemplated hereby, or the pendency or announcement thereof; (b) changes of conditions generally affecting the industries in which the Company or any Subsidiary operates (including changes in crude oil and other feedstock prices, refining, marketing, transportation, terminalling, trading costs and margins, crude oil refined products and other commodity prices (including changes in price differentials) and the availability or costs of hedges or other derivatives); (c) changes in general economic, regulatory or political conditions (including

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interest rate and currency fluctuations); (d) changes in Law or any action required to be taken under any Applicable Law or Order or any existing contract; (e) changes in accounting principles; (f) acts of war, insurrection, sabotage or terrorism, other than such acts that are specifically directed toward the Company or the Assets; (g) the Company’s or any Subsidiary’s failure to meet expectations or projections; (h) any action taken or not taken at the request of, or with the written (or deemed) consent or waiver of, the Purchaser or the Guarantor; or (i) any matter disclosed in the Accounts or the Schedules hereto or any matter of which the Purchaser or any of its representatives is aware;

1.1.80
“Material Contracts” means each contract as of the Effective Date to which the Company and/or its Subsidiaries is a party and that (i) requires total payments, obligations or liabilities to or by the Company and/or its Subsidiaries of at least Five Million US Dollars ($ 5,000,000.00) annually, (ii) is for a term greater than one year and is not otherwise terminable by the Company and/or its Subsidiaries at their option upon no more than ninety (90) days’ notice without incurring any payment obligations and requires the Company and/or its Subsidiaries to make payments each year, (iii) relates to indebtedness for borrowed money (including, without limitation, guarantees of indebtedness for borrowed money), (iv) is with any Governmental Authority (other than permits), or (v) provides for the creation of any joint venture, partnership or similar arrangement by the Company or a Subsidiary;

1.1.81
“Member Interests” means, collectively, the EM Member Interests and the PDV Member Interests, in each case including all rights and obligations as a member of the Company; and in no event shall “Member Interests” mean less than all EM Member Interests and PDV Member Interests, together;

1.1.82	“MPLCO” has the meaning ascribed to it in the Introductory Paragraph;

1.1.83
“Multi-National Contract” means any contract or other arrangement or agreement (whether for the supply of goods, services or otherwise), between the Company and a third party which is multi-national, regional or global in scope and by virtue of this is applicable to, and entered by the parties thereto in consideration of its applicability to, Affiliates of a Vendor in addition to the Company;

1.1.84	“Municipally Financed Property” has the meaning ascribed to it in Clause 6.15;

1.1.85
“Off-Site Disposal Activities” means any off-site transportation, storage, disposal, or treatment, or any arrangement for off-site transportation, storage, disposal, or treatment of any Hazardous Substances; provided, however, that the term “Off-Site Disposal Activities” shall not include (i) the off-site portion of an Environmental Matter that has migrated from the Property, and (ii) Environmental Matters emanating from the Property to waterways extending beyond the shoreline, if any;

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1.1.86
“Order” means any judgment, order, injunction, decree, writ, permit, license, consent, directive, settlement or other similar requirement imposed, issued or assessed by, or entered into with, any Governmental Authority, Public Authority or binding arbitration;

1.1.87
“Other Working Capital” means any materials (including catalyst in the process units and warehouse), supplies, work-in-progress, tooling, service parts, cash or cash equivalents of the Company and the Subsidiaries (to the extent not otherwise distributed before Completion to the Vendors or paid pursuant to Clause 3.5.2), third-party trade accounts payable, third-party trade accounts receivable, prepaid charges, rent and fees related to the Company’s and the Subsidiaries’ businesses (in each case, with respect to the Subsidiaries, only the Company’s respective share). For the avoidance of doubt, for purposes of this Agreement “Other Working Capital” excludes “Hydrocarbon Inventory”;

1.1.88	“Party” has the meaning ascribed to it in the Introductory Paragraph;

1.1.89	“Patent Rights” shall have the meaning ascribed to “EMRE Patent Rights” in the Refining and Chemical Technology Agreement delivered in accordance with Clause 4.5.1(h)(ii);

1.1.90	“PDV” has the meaning ascribed to it in the Introductory Paragraph;

1.1.91	“PDV Bank Account” means that certain account identified as “PDV Bank Account” on Schedule 1.1.35 or such other account as PDV may from time to time designate for the purposes of this Agreement;

1.1.92	“PDV Guarantor” means PDV Holding Inc., a Delaware corporation and the direct parent company of PDV;

1.1.93
“PDV Guaranty” means the guaranty in form and substance set forth on Schedule 1.1.93 setting out the obligations of the PDV Guarantor to be executed by the PDV Guarantor and delivered to the Purchaser prior to or concurrent with the signing of this Agreement;

1.1.94
“PDV Knowledge” or words of similar import with respect to PDV means the actual knowledge (but without any duty to make any independent investigation or inquiry) of the individuals listed on Schedule 1.1.94;

1.1.95	“PDV Member Interests” means the ownership interests in the Company held by PDV (including all of its rights and obligations as a member of the Company);

1.1.96
“Person” includes trusts, natural persons, firms or partnerships, companies, corporations or other entities which are given, or are recognized as having, legal personality by the law of any jurisdiction, country, state or territory, unincorporated bodies and associations (including, without limitation, joint ventures and

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consortia), any emanation of a sovereign state or government, whether national, provincial, local or otherwise, any international organization or body (whether or not having legal personality), and any other juridical entity, in each case wherever resident, domiciled, incorporated or formed;

1.1.97	“Pre-Completion Tax Period” means any taxable period ending on or before the Completion Date and the portion of any Straddle Period up to and including the Completion Date;

1.1.98	“Pre-Completion Taxes” has the meaning ascribed to it in Clause 13.2;

1.1.99
“Property” means all real property and interests in real property, including land and buildings on the land, owned or leased or otherwise used, occupied or controlled by the Company or the Subsidiaries at any time, and all easements, licenses, rights and appurtenances;

1.1.100
“Public Authority” means any governmental (central, state, provincial, local or other), regulatory, judicial or other competent authority in any part of the World, including (without limitation): an authority responsible for the administration or collection of any Tax; a body or self-regulating authority with responsibility for any or all parts of the energy sector in the Country; and a body or other self-regulating authority with responsibility for planning and related legislation in the Country; as well as any person appointed by any of the foregoing to carry out an investigation or an inquiry;

1.1.101	“Purchase Price” means Three Hundred Twenty Two Million US Dollars (US $322,000,000);

1.1.102	“Purchaser” has the meaning ascribed to it in the Introductory Paragraph;

1.1.103	“Purchaser Releasor” has the meaning ascribed to it in Clause 7.4;

1.1.104
“Purchaser’s Bank Account” means that certain account identified as “Purchaser’s Bank Account” on Schedule 1.1.35 or such other account as the Purchaser may from time to time designate for the purposes of this Agreement;

1.1.105
“Purchaser Indemnified Parties” means Purchaser and Purchaser’s Affiliates (including, after the Completion Date, the Company and its Subsidiaries) and their respective directors, officers, employees, managers, members, partners, shareholders, direct and indirect owners, counsel, accountants, financial advisors and agents;

1.1.106	“Purchaser Prepared Return” has the meaning ascribed to it in Clause 13.2;

1.1.107	“Purchaser Retirement Plans” has the meaning ascribed to it in Clause 9.4;

1.1.108	“Qualifying Purpose” has the meaning ascribed to it in Clause 6.15.2;

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1.1.109	“Recipient” has the meaning ascribed thereto in the definition of “Confidential Information”;

1.1.110	“Refinery” means the Company’s crude oil and petrochemical refinery located in Chalmette, Louisiana;

1.1.111
“Refinery Tankage” means and includes all tanks (and in the case of certain specialty products, all staging areas, sulphur pits or other storage facilities) that are used for the storage of products and located within the boundaries of the Refinery;

1.1.112	“Refining and Chemical Technology Agreement” means a refining and chemical technology agreement substantially in the form attached hereto as Schedule 1.1.112;

1.1.113
“Regulatory Approvals” means all approvals, consents, registrations, authorizations and other confirmations from any Governmental Authority necessary to consummate the transactions contemplated by this Agreement including, any filings or consents under the HSR Act or any other antitrust law;

1.1.114	“Repair Cost Dispute” has the meaning ascribed to it in Clause 5.6.4;

1.1.115	“Repair Costs” has the meaning ascribed to it in Clause 5.6.1;

1.1.116	“Repair Negotiation Period” has the meaning ascribed to it in Clause 5.6.3;

1.1.117
“Restated LLC Agreement” means a Second Amended and Restated Limited Liability Company Agreement of Chalmette Refining, L.L.C., which contemplates the Purchaser as the sole member of the Company effective as of Completion;

1.1.118	“Rules” has the meaning ascribed to it in Clause 16.2;

1.1.119	“Selected Retire Grow-Ins” has the meaning ascribed to it in Clause 9.5;

1.1.120	“Straddle Period” means any Tax period beginning on or before and ending after the Completion Date;

1.1.121
“Subsidiaries” means (a) the Wholly-Owned Subsidiaries, (b) the entities described on Schedule C, and (c) any other limited liability company, partnership or other entity in which the Company now or hereafter (i) owns or (ii) controls, directly or indirectly, an ownership interest having the right to vote or appoint its directors/managers or functional equivalents;

1.1.122
“System Information” means all financial and business information of the Company that is held in systems of a Vendor or any Affiliate of a Vendor (other than the Company) or systems which are part of any service agreements made by the Company with service providers and which form part of the regulatory

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bookkeeping obligations of the Company but shall not include Technical Information;

1.1.123	“Taking” has the meaning ascribed thereto in Clause 5.6;

1.1.124	“Tax Audit” has the meaning ascribed thereto in Clause 13.7;

1.1.125	“Tax Return” means any return, declaration, report, claim for refund or information return or statement or similar statement relating to Taxes, including any schedule or attachment thereto;

1.1.126	“Tax Liabilities” means losses, costs, expenses, actions, proceedings, claims, demands, damages and any other liability in relation to Taxes, including legal costs;

1.1.127
“Taxes” means any past, present or future taxes, including (without limitation) “green” or environmental tax, income tax, value added tax and all other transactional or turnover taxes, levies, excise and other duties, contributions, charges, fees, deductions or withholdings of any nature by any tax agency or other emanation of a sovereign state or government, whether national, federal, regional, provincial, local or otherwise, and wherever imposed, levied, collected, withheld or assumed, whether disputed or not, and include any interest, penalty, fine, similar liabilities and obligations or surcharge payable in connection with any of the above, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes, sales, use, goods and services, harmonized sales, transfer, profits, capital and capital gain taxes, alternative, net worth, social contribution taxes, payroll taxes and employee withholding taxes, unemployment insurance taxes, payroll and employee withholding taxes, social security taxes, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, levies, imposts and other assessments or similar charges in the nature of a tax, and “tax” and “taxation” are to be construed accordingly;

1.1.128
“Taxing Authority” means, with respect to any Taxes, the Governmental Authority that imposes such Taxes and the Governmental Authority charged with the collection of such Taxes, including any Governmental Authority that imposes, or is charged with collecting, social security or similar charges or premiums;

1.1.129	“Technical Assistance Agreement” means a technical assistance agreement made available to the Purchaser at Completion;

1.1.130	“Technical Information” shall have the meaning as set forth in the Refining and Chemical Technology Agreement delivered in accordance with Clause 4.5.1(h)(ii);

1.1.131	“Technology Agreements” means the Refining and Chemical Technology Agreement, the Logistics Technology Agreement and the Technical Assistance Agreement;

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1.1.132	“Third-Party Estimate” has the meaning ascribed to it in Clause 5.6.4;

1.1.133
“Three Months Dollar LIBOR” means in relation to any day in respect of which an interest rate is to be determined, the relevant day being the first Business Day of the relevant period for which an amount of interest is to be calculated: (a) the three (3) month London Interbank offered rate for deposits in US Dollars which is reported on the US0003M <index> HP page on the Bloomberg Rates Service (or such other page as may replace such page on such service for the purpose of displaying London Interbank offered rates for deposits in US Dollars) at or about 11.00 a.m. London time on the relevant day; or (b) if no such rate is reported at the relevant time on the relevant day, the arithmetic mean (rounded upwards to four decimal places) of the rates quoted by the principal London offices of Lloyds TSB Bank plc, Barclays Bank plc and HSBC Bank plc to prime banks in the London Interbank market at or about 11.00 a.m. London time on the day for three (3) month deposits in US Dollars or, if the rates in (a) and (b) are, for any reason, not available on the relevant day, such comparable rate as the Parties may agree. Any interest calculation using this definition shall be based on resetting the interest rate every ninety (90) days starting from the first Business Day of the relevant period and continuing until the end of the relevant period; e.g., on the first Business Day of the first ninety (90) days of the relevant period, then the first Business Day of the second ninety (90) days of the relevant period, etc. The interest calculation will be based on the number of days interest accrues divided by three hundred sixty (360) days;

1.1.134
“Trademarks” means petroleum related service marks, trademarks, logos, emblems, trade dress, applications for registration of marks, mark registrations, and other indicia of origin that is owned or controlled (in the sense of having the right to grant licenses thereunder without accounting to others) by a Vendor or an Affiliate of a Vendor (other than the Company), including without limitation the names and marks ESSO, EXXONMOBIL, EXXONMOBIL AVIATION, the Tiger Design, and such other names, domain names, marks, logos, emblems, trade dress, and other indicia of origin as ExxonMobil and its Affiliates (other than the Company) may from time to time own as of the Completion Date in the Country;

1.1.135	“Union” has the meaning ascribed to it in Clause 9.3;

1.1.136
“Unit Fill” means all volumes of product, hydrocarbons and other materials that the Company has title to which is, as of the transfer time, located at or contained in any part or portion of any refining or processing unit located within the boundaries of the Refinery, but excludes hydrocarbons and products contained in the Refinery Tankage;

1.1.137	“US $” or “US Dollars” means US Dollars, the lawful currency of the United States of America;

1.1.138	“Vendor” has the meaning ascribed to it in in the Introductory Paragraph;

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1.1.139	“Vendor Captive Insurer” has the meaning ascribed to it in Clause 10.1.2;

1.1.140	“Vendor Policies” has the meaning ascribed to it in Clause 10.1;

1.1.141	“Vendor Prepared Return” has the meaning ascribed to it in Clause 13.1

1.1.142	“Vendor Releasee” has the meaning ascribed to it in Clause 7.4;

1.1.143	“Vendor Retirement Plans” has the meaning ascribed to it in Clause 9.4;

1.1.144
“Vendor Third Person Consent” means any approval, consent, amendment or waiver of a Person that is required in order to effect the transactions contemplated hereby or any of the agreements to be entered into under this Agreement or any part hereof or thereof, including waivers and consents of transfer or change of control restrictions; provided that Vendor Third Person Consents shall not include Authorizations nor any consent related to any Intellectual Property;

1.1.145	“Vendors’ Bank Accounts” means, together, the PDV Bank Account and the EM Bank Account;

1.1.146
“Vendors’ Indemnified Parties” means the Vendors and the Vendors’ respective Affiliates and their respective directors, officers, employees, managers, members, partners, shareholders, direct and indirect owners, counsel, accountants, financial advisors and agents;

1.1.147
“Vendors’ Information” means, with respect to each Vendor, all information, communications, data, documents, agreements, files and other materials relating in any way to such Vendor or any of its Affiliates that do not exclusively relate to the Company or the Subsidiaries, whether disclosed orally or disclosed or stored in written, electronic or other form or media, whether privileged or non-privileged, including all emails, correspondence, invoices, recordings and other documents or files, evidencing or reflecting communications among such Vendor and the Company and their respective Affiliates, representatives, managers, officers and directors, in-house counsel, outside counsel, advisors and consultants, and all files maintained by any of them (including all such materials provided in the Data Room or otherwise made available or disclosed in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the other transaction documents and the consummation of the transactions contemplated hereby and thereby); provided that “Vendors’ Information” shall exclude (a) all Technical Information, which is separately addressed herein and in the Technology Agreements, and (b) any information that Purchaser can show (i) was or becomes available to the public other than as a result of disclosure by Purchaser or any of its Affiliates, (ii) was already in Purchaser’s or its Affiliates possession prior to any disclosure in connection with the transactions contemplated by this Agreement or (iii) was independently developed by Purchaser or its Affiliates without use of or recourse to any Vendors’ Information nor any breach of confidentiality

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obligations (provided that any combination of features shall not be deemed within the foregoing exception, regardless of whether information about individual components is separately in the public domain or in the possession of or received by the Purchaser, the Company, any Subsidiary or any other Purchaser Affiliate, unless the combination itself and its principle of operation are in the public domain or, without restriction on disclosure, in the lawful possession of the Purchaser);

1.1.148	“Vendors’ Knowledge” means, together, the EM Knowledge and the PDV Knowledge;

1.1.149	“WARN Act” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2101 et seq., and any similar state or local law;

1.1.150	“Warranties” means the representations and warranties expressly set out in Clause 6 and “Warranty” is to be construed accordingly;

1.1.151
“Warranty Termination Date” means the date that is one (1) year after the Completion Date, provided that the Warranties set forth in Clause 6.2.27 shall survive until ninety (90) days following the expiration of the applicable statute of limitations; and

1.1.152	“Wholly-Owned Subsidiaries” means the entities more fully described in Schedule B, which is each one hundred percent (100%) owned by the Company.

1.2
Except where the context requires otherwise or where there would be a conflict with the express terms of this Agreement, references to any Legislation or provision of any Legislation shall be construed as references to that Legislation or provision as re-enacted, amended, extended, consolidated, replaced or interpreted by a Governmental Authority from time to time before the Effective Date, and includes any order, regulation, instrument or subordinate Legislation made under the relevant Legislation.

1.3	The headings in this Agreement are for convenience only and shall not affect the construction of this Agreement.

1.4
Except where the context requires otherwise, or where there would be a conflict with the express terms of this Agreement, references in this Agreement to Clauses, paragraphs and schedules are to Clauses, paragraphs and schedules to this Agreement.

1.5	In this Agreement, the use of one gender shall include the other and the singular number shall include the plural and vice versa.

1.6
All periods which are expressed to commence on one date and end on another, or to fall between two dates, are inclusive of the first day and exclusive of the last day. All dates and periods of time referred to in this Agreement, or which are to be calculated as a result of any provision of this Agreement, are dates and periods by reference to, and are to be calculated by reference to, the Gregorian calendar.

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1.7	In this Agreement, references to a time of day are to Eastern Time and references to a day are to a period of twenty-four (24) hours running from midnight on the previous day.

1.8
Except where the context requires otherwise, or where there would be a conflict with the express terms of this Agreement, in this Agreement “writing” and “written” both include facsimile transmissions, telex, cable, telegrams and all other methods of reproducing or communicating in visible and permanent form including communications by electronic mail.

1.9
In this Agreement, references to “commercially reasonable efforts” shall not require any Vendor or any of their respective Affiliates to repay any indebtedness, amend any contract or agreement, commence any litigation, settle or compromise any matter, offer or grant any accommodation (financial or otherwise) to any other Person (including any Governmental Authority), pay any amount or bear any other incremental economic burden.

1.10
The term “ordinary course”, when used in relation to the operation of the Company and its Subsidiaries means ordinary course consistent, to the extent applicable, with recent past practice and, in the case of any other Person, being such as a Person of similar nature and size and engaged in similar operations might reasonably be expected to carry out from time to time.

1.11
Except as otherwise expressly provided in this Agreement, any reference in this Agreement to “$” or dollars shall mean United States Dollars and any payment contemplated by this Agreement shall be made by wire transfer of immediately available funds.

1.12	In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

CLAUSE 2.	SALE AND PURCHASE

2.1
Upon the terms and subject to the conditions set forth in this Agreement, each of the Vendors shall sell their respective Member Interests to the Purchaser, and the Purchaser shall purchase from each such Vendor all of such Vendor’s Member Interests with effect from the Completion Date free and clear from any and all Encumbrances (other than Encumbrances imposed by any applicable securities laws). The Vendors and the Purchaser each acknowledge and agree that this Agreement is for the sale and purchase of all Member Interests owned by the Vendors and no less than all such Member Interests shall be purchased or sold under the terms of this Agreement. The aggregate purchase price shall be allocated among the Company’s assets in accordance with a schedule to be provided by the Vendors (and reasonably acceptable to the Purchaser) as soon as commercially practicable after the Effective Date. The Purchaser and the Vendors shall report in their financial statements and Tax Returns (including, but not limited to, Internal Revenue Service Form 8594) an allocation of the aggregate purchase price among the Company’s assets in a manner entirely consistent with such schedule and shall not take any position inconsistent therewith in the preparation of financial statements, the filing of any Tax Returns or in the course of any audit by any Governmental Authority, Tax review or Tax proceeding relating to any Tax Return.

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CLAUSE 3.	CONSIDERATION

3.1
The aggregate amount payable by the Purchaser to the Vendors for all of the Member Interests shall be payment by the Purchaser of the Purchase Price plus the Final Other Working Capital Amount plus the Final Hydrocarbon Inventory Amount.

3.1.1
As a condition and an inducement to the Vendors’ willingness to enter into this Agreement, concurrently with the signing of this Agreement, the Purchaser shall pay the Deposit to the Escrow Agent by means of a wire transfer of immediately available funds into the Escrow Account, without any right of set-off, withholding or discount. This Agreement shall not become a legally binding and enforceable obligation of the Vendors unless and until the Deposit is received into the Escrow Account. The Purchaser shall have delivered the Guaranty to the Vendors prior to or concurrently with the signing of this Agreement and PDV shall have delivered the PDV Guaranty to the Purchaser prior to or concurrently with the signing of this Agreement.

3.1.2	The Deposit shall be held and released in accordance with the terms of the Escrow Agreement.

3.1.3	The Escrow Agreement shall be executed by all parties thereto and delivered to the Vendors prior to or concurrently with the signing of this Agreement.

3.2	Prior to the Completion Date:

3.2.1	each Vendor shall pay to the Company its respective share of the Estimated Inter-Affiliate Receivables Amount; and

3.2.2
the Company shall distribute to the Vendors the Estimated Cash Amount in a manner determined in good faith by the Vendors, including any cash amount paid under Clause 3.2.1, which distributed amounts shall be deemed to satisfy Inter-Affiliate Payables accounted for in the calculation of the Estimated Inter-Affiliate Payables Amount up to such distributed amounts and, subject to the post-Completion true-up set forth in this Clause 3, each Vendor shall forgive or assume (at the election of the applicable Vendor) any Inter-Affiliate Payables accounted for in the calculation of the Estimated Inter-Affiliate Payables Amount in excess of such cash distribution.

3.3
Subject to the provisions of this Agreement, the Vendors shall give the Purchaser at least five (5) Business Days’ notice of the Completion Date (such notice, the “Completion Date Notice”), which notice shall include the following:

3.3.1	the Estimated Other Working Capital and Hydrocarbon Inventory Statement setting forth the Estimated Other Working Capital Amount and the Estimated Hydrocarbon Inventory Amount; and

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3.3.2	the total Completion Date payment amounts due to each Vendor at Completion.
In the event the Vendors elect a day as the Completion Date that is not a Business Day or that is the first day of a calendar month, then the Parties agree that all actions to be performed on the Completion Date, including but not limited to payment of the amounts provided in Clause 3.4, shall be taken on the first Business Day immediately before that date; provided, however, that title and ownership of the Member Interests shall not be deemed transferred until the Completion Date.

3.4
On (a) the Completion Date or (b) in the event that the Vendors elect a day as the Completion Date that is not the last Business Day of a calendar month, the first Business Day immediately before that elected date:

3.4.1
the Purchaser shall pay to the Vendors in accordance with Clause 3.4.2 by means of a wire transfer of immediately available funds in US $, without any right of set-off, withholding or discount, the following amounts (collectively, the “Completion Amount”):

(a)	the Purchase Price:

(i)	less the Deposit (which shall be released from the Escrow Account and paid by the Escrow Agent to the Vendors (one half to the EM Bank Account and one half to the PDV Bank Account)); and

(ii)
less an amount of interest accrued on the Deposit pursuant to the Escrow Agreement for the period from the date of receipt of payment of the Deposit to the Escrow Account to the day immediately preceding the Completion Date (less any applicable withholding Taxes) (which shall be released from the Escrow Account and paid by the Escrow Agent to the Vendors (one half to the EM Bank Account and one half to the PDV Bank Account)); plus

(b)	the Estimated Other Working Capital Amount plus the Estimated Hydrocarbon Inventory Amount;

3.4.2	payment of the Completion Amount shall be made as follows:

(a)	one-half (or such other percentage as the Vendors may jointly instruct the Purchaser in writing) of the Completion Amount to the EM Vendors, such payment to be made to the EM Bank Account; and

(b)	one-half (or such other percentage as the Vendors may jointly instruct the Purchaser in writing) of the Completion Amount to PDV, such payment to be made to the PDV Bank Account; and

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3.4.3
the Vendors and the Purchaser shall conduct a physical count of the Hydrocarbon Inventory in accordance with Schedule 1.1.51 and shall determine the value of the Other Working Capital in accordance with Schedule 1.1.54.

3.5
As soon as practicable after the Completion Date (and in any event no later than sixty (60) days following the Completion Date), the Vendors shall determine the final values at the Completion Date of (a) the cash and cash equivalents on hand of the Company (excluding any such amounts previously accounted for in the Estimated Other Working Capital Amount), (b) the Inter-Affiliate Payables and (c) the Inter-Affiliate Receivables, taking into account any properly and duly documented Inter-Affiliate Payables or Inter-Affiliate Receivables not identified in the calculation of the Estimated Inter-Affiliate Receivables Amount and the Estimated Inter-Affiliate Payables Amount. Within fifteen (15) Business Days after delivery of the Vendors’ determination of such amounts:

3.5.1
each Vendor shall, or shall procure that its Affiliates, pay to the Company the amount by which such Vendor’s respective final Inter-Affiliate Receivables amount exceeds its share of the Estimated Inter-Affiliate Receivables Amount;

3.5.2
the Purchaser shall, or shall procure that the Company, pay to each Vendor one-half (or such other percentage as the Vendors may jointly instruct the Purchaser) of the amount by which the final amount of cash and cash equivalents of the Company, calculated in accordance with Clause 3.5 and including any cash paid by the Vendors under Clause 3.5.1, exceeds the Estimated Cash Amount; and

3.5.3
each Vendor shall forgive or assume (at the election of the applicable Vendor) any Inter-Affiliate Payables identified in the final calculation of Inter-Affiliate Payables and not accounted for in the calculation of the Estimated Inter-Affiliate Payables Amount and exceeding the amount of any cash payment under Clause 3.5.2.

3.6
As soon as practicable after the Completion Date (and in any event no later than ninety (90) days after the Completion Date), the Vendors shall determine the Final Other Working Capital Amount and the Final Hydrocarbon Inventory Amount based on the physical counts described in Clause 3.4.3 and in accordance with the methodologies described in Schedules 1.1.51 and 1.1.54, and deliver to the Purchaser a statement setting forth the Final Other Working Capital Amount and the Final Hydrocarbon Inventory Amount. The Final Other Working Capital and Hydrocarbon Inventory Statement shall be conclusive of the Final Other Working Capital Amount and the Final Hydrocarbon Inventory Amount and shall be final and binding upon the Parties unless contested by the Purchaser within fifteen (15) days after the delivery of the Final Other Working Capital and Hydrocarbon Inventory Statement.

3.7	If the Final Other Working Capital and Hydrocarbon Inventory Statement is not contested by the Purchaser within fifteen (15) days of the Vendors’ delivery thereof:

3.7.1	each of (a) PDV and (b) the EM Vendors shall, or shall procure that its Affiliates (other than the Company and the Subsidiaries), pay to the Company (i) one half

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of the amount by which the Estimated Other Working Capital Amount exceeds the Final Other Working Capital Amount and (ii) one half of the amount by which the Estimated Hydrocarbon Inventory Amount exceeds the Final Hydrocarbon Inventory Amount; and

3.7.2
the Purchaser shall, or shall cause the Company to, pay to each of (a) PDV and (b) the EM Vendors (i) one half of the amount by which the Final Other Working Capital Amount exceeds the Estimated Other Working Capital Amount and (ii) one half of the amount by which the Final Hydrocarbon Inventory Amount exceeds the Estimated Hydrocarbon Inventory Amount, in each case within twenty-five (25) days of Vendors’ delivery of the Final Other Working Capital and Hydrocarbon Inventory Statement.

3.8
If the Final Other Working Capital and Hydrocarbon Inventory Statement is contested by the Purchaser within fifteen (15) days of the Vendors’ delivery thereof, the Purchaser shall submit its objections to the Vendors and the Parties shall try to amicably settle their disagreement within twenty-five (25) days of the Vendors’ delivery of the Final Other Working Capital and Hydrocarbon Inventory Statement and, to the extent such disagreements are settled:

3.8.1
each of (a) PDV and (b) the EM Vendors shall, or shall procure that its Affiliates (other than the Company and the Subsidiaries), pay to the Company (i) one half of the amount by which the Estimated Other Working Capital Amount exceeds the Final Other Working Capital Amount and (ii) one half of the amount by which the Estimated Hydrocarbon Inventory Amount exceeds the Final Hydrocarbon Inventory Amount; and

3.8.2
the Purchaser shall, or shall cause the Company to, pay to each of (a) PDV and (b) the EM Vendors (i) one half of the amount by which the Final Other Working Capital Amount exceeds the Estimated Other Working Capital Amount and (ii) one half of the amount by which the Final Hydrocarbon Inventory Amount exceeds the Estimated Hydrocarbon Inventory Amount, in each case within thirty (30) days of Vendors’ delivery of the revised and agreed Final Other Working Capital and Hydrocarbon Inventory Statement.

3.9
If the Purchaser contests the Final Other Working Capital and Hydrocarbon Inventory Statement within fifteen (15) days of the Vendors’ delivery thereof and the Parties are unable to resolve their disagreement with respect to the Final Other Working Capital and Hydrocarbon Inventory Statement within twenty-five (25) days of the Vendors’ initial delivery thereof, any such matters remaining in dispute shall be submitted to an office of an international auditing firm mutually agreed by the Parties and that does not have any conflict of interest at the time of the dispute, with such selection to occur within ten (10) days as from the date a Party notifies the other Parties that such remaining disputed matters are to be submitted to such firm for resolution. The Parties shall jointly instruct such firm,

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on the basis of an agreed scope of work and set of documents for review, in order to allow the firm to examine facts giving rise to the dispute and render an opinion as soon as reasonably practicable after the submission of the dispute and such opinion shall, save in the case of a manifest error of fact, be final and binding upon the Parties and:

3.9.1
each of (a) PDV and (b) the EM Vendors shall, or shall procure that its Affiliates (other than the Company), pay to the Company (i) one half of the amount by which the Estimated Other Working Capital Amount exceeds the Final Other Working Capital Amount and (ii) one half of the amount by which the Estimated Hydrocarbon Inventory Amount exceeds the Final Hydrocarbon Inventory Amount; and

3.9.2
the Purchaser shall, or shall cause the Company to, pay to each of (a) PDV and (b) the EM Vendors (i) one half of the amount by which the Final Other Working Capital Amount exceeds the Estimated Other Working Capital Amount and (ii) one half of the amount by which the Final Hydrocarbon Inventory Amount exceeds the Estimated Hydrocarbon Inventory Amount, in each case within ten (10) days after the rendering of such opinion to give effect to the terms of the opinion. The fees, costs and expenses of such firm shall be borne equally by the Vendors and the Purchaser. In case the Parties do not reach an agreement as to the firm to be used and/or on the scope of work or set of documents to be provided, the matter shall be referred to arbitration under Clause 16.

3.10
If any amount required to be paid under this Agreement is not received by its due date then such amount shall bear interest at the rate per annum of Three Months Dollar LIBOR plus seven percent (7%) for the period from the relevant due date for payment up to but excluding the date of actual payment, after as well as before judgment.

3.11
Payments between the Parties under this Agreement, unless otherwise agreed, shall be made in immediately available funds to and received in the applicable Vendors’ Bank Account or the Purchaser’s Bank Account, as the case may be, and other payments to be made under this Agreement shall be made in accordance with the payment instructions of the other Party.

3.12
Inter-Affiliate Payables or Inter-Affiliate Receivables for which payment is made pursuant to Clause 3.5 shall be deemed irrevocably and fully settled, assumed or assigned, as the case may be, upon receipt of payment or upon forgiveness and the relevant Party shall provide written confirmation of such, or shall procure that the Company or their Affiliates, as the case may be, provide such written confirmation.

3.13
In the event it is necessary to determine the US Dollar equivalent of any Inter-Affiliate Payable, Inter-Affiliate Receivable, cash or cash equivalent amount, any Other Working Capital or Hydrocarbon Inventory amount or Purchase Price adjustment under Clause 3.4 denominated in any other currency than US Dollars, the Parties agree that the exchange rate to be used will be the midpoint closing spot exchange rate as quoted by Bloomberg on the date that is on or before the last Business Day before the Completion Date or on such other

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relevant date as otherwise specified in this Agreement published on Bloomberg screen EUR (or the equivalent screen for any currency other than Euro Dollars), or, if the rate is not available in respect of the relevant periods for any reason, such comparable rate as the Parties may agree. For the avoidance of doubt, for the determination of the Estimated Cash Amount, the Estimated Inter-Affiliate Payables Amount and the Estimated Inter-Affiliate Receivables Amount to be delivered in advance of the Completion Date in accordance with Clause 3.3, the same source of exchange rates will be used as applicable at the last Business Day of the month before preparing the provisional statement of inter-affiliate balances. The Bloomberg screen “Period” input will be “Daily” and the “Market” input will be “MID/TRD.”
CLAUSE 4.    CONDITIONS PRECEDENT AND COMPLETION DATE

4.1
The respective obligations of each Vendor and the Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction immediately prior to and at Completion of each of the following conditions, unless such condition has been waived in writing by the mutual agreement of the Vendors and the Purchaser in whole or in part:

4.1.1
Expiration or early termination of the waiting period (and any extension thereof) applicable to the sale and purchase of the Member Interests under the U.S. Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, or under any other applicable competition law.

4.1.2	Receipt of those Regulatory Approvals identified on Schedule 4.1.2, other than as contemplated in Clause 4.1.1, and such Regulatory Approvals shall be in effect on the Completion Date.

4.1.3
No Legislation or Order (including any such Order which is the result of a proceeding directly or indirectly initiated or instituted by, on behalf of or for the benefit of any Party or any Affiliate of any Party) shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority with competent jurisdiction which (a) prevents, prohibits or enjoins the consummation of the transactions contemplated by this Agreement, (b) has the effect of making such transactions illegal or (c) has, or could have, the effect of blocking, seizing, freezing, attaching or, in the case of an Order, otherwise restraining the use or transfer of (i) any cash to be distributed by the Company to any Vendor or Affiliate thereof under Clause 3.2.2, (ii) any portion of the Completion Amount to be paid to any Vendor or Affiliate thereof under Clause 3.4.2 or (iii) any other amount to be paid to any Vendor or Affiliate thereof under this Agreement.

4.1.4
Material completion by the Vendors and the Purchaser, under the agreed terms of the Systems Information Transition Plan, as provided in Schedule 4.1.4, of the material steps necessary to enable the transfer of the System Information.

4.1.5
Each Party shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by such Party on or prior to the Completion Date, unless (i) such non-

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compliance is waived by the Vendors, if the Purchaser is the non-performing Party or (ii) such non-compliance is waived by the Purchaser, if a Vendor is the non-performing Party; provided, however, in no event shall Purchaser be entitled to waive non-compliance if such waiver would result in one Vendor being obligated to sell its respective Member Interests without the other Vendor being so obligated.

4.1.6	The Vendors shall have obtained the Vendor Third Person Consents set forth on Schedule 4.1.6.

4.2
Each of PDV, the EM Vendors and the Purchaser shall use commercially reasonable efforts to procure the satisfaction of the Conditions Precedent for which they are each respectively responsible, shall keep each other regularly informed of progress or problems and will notify each other in writing immediately upon satisfaction. If, prior to Completion, any Order described in Clause 4.1.3 shall have been enacted, entered, promulgated or enforced, each Party against whom such Order has been enacted, entered, promulgated or enforced agrees to use its commercially reasonable efforts to have such Order vacated. The Parties shall co-operate in good faith with each other for the purpose of enabling each to fulfill their respective obligations under Clause 4.1 and shall provide such information or assistance as may be reasonably required for this purpose, provided always that where procuring the satisfaction of a Condition Precedent is solely the responsibility of one Party then if the assistance of another is requested, unless otherwise provided herein, the out-of-pocket expenses of that other Party shall be borne by the requesting Party.

Notwithstanding the foregoing, the Purchaser shall be responsible at its sole cost for procuring satisfaction of the Condition Precedent under Clause 4.1.1 and shall act diligently to secure fulfilment of that Condition Precedent; provided that the Vendors shall bear their own expenses for assistance provided to satisfy Clause 4.1.1. Prior to making any filing with any Competition Authority in connection with satisfying the Condition Precedent under Clause 4.1.1, the Purchaser shall provide to the Vendors’ outside counsel for their review and comment all documents related to any such filing; provided, however, that the Purchaser shall not be obligated to disclose any Confidential Information or any information that is prohibited to be disclosed by Applicable Law. The Purchaser undertakes to take any comments of the Vendors in relation to any such notification, submission or communication into due consideration. The Purchaser further agrees to keep the Vendors fully informed as to the progress of any notification made in order to obtain the Regulatory Approvals. The Vendors and their advisors shall be entitled to communicate with, and make any filings and written submissions to, any Competition Authority deemed necessary or expedient by the Vendors and to attend all meetings with any Competition Authority and make oral submissions at such meetings. The Purchaser undertakes to propose to the Vendors and the Competition Authority and any other authorities any and all commitments, obligations, restrictions or conditions by the Purchaser that would be necessary to obtain such clearance and undertakes to accept any and all commitments, obligations, restrictions or conditions that any authority may decide to impose, request or propose in order to clear the potentially notified concentration expeditiously and to react in a highly responsive, resolute and proactive manner to any Competition Authority’s total or partial refusal to authorize the

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concentration, particularly by submitting any commitments, obligations, restrictions and/or conditions which are likely to entail the Competition Authority’s authorization of the concentration; provided that the Purchaser shall, and shall cause its Affiliates to, at its sole cost, resolve objections and comply with all restrictions and conditions, if any, imposed or requested by any Competition Authority in connection with granting any necessary clearance or terminating any applicable waiting period, including (i) agreeing to sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any subsidiary, operations, divisions, businesses, product lines, customers or assets of the Purchaser, its Affiliates or the Company or the Subsidiaries contemporaneously with or after the Completion and regardless as to whether a third party purchaser has been identified or approved prior to Completion (a “Divestiture”), (ii) taking or committing to take such other actions that may limit the freedom of action of any of the Purchaser, the Purchaser’s Affiliates, the Company and/or the Subsidiaries with respect to, or its ability to retain, one or more of its operations, divisions, businesses, product lines, customers or assets, including terminating any contract, agreement or other business relationship, (iii) entering into any Order, consent decree or other agreement to effectuate any of the foregoing, and (iv) negotiating in good faith with all Competition Authorities and all third parties in connection with a Divestiture or any other matter referred to in this Clause 4.2 in order to enter into definitive agreements with all such Persons as promptly as practicable. Notwithstanding the foregoing, in the event that any Competition Authority shall impose any commitments, obligations, restrictions and/or conditions upon the Purchaser, the Purchaser’s Affiliates, the Company and/or the Company’s Subsidiaries to obtain such clearance or terminate the applicable waiting period and the aggregate financial impact upon the Purchaser, the Purchaser’s Affiliates, the Company and/or the Subsidiaries of such commitments, obligations, restrictions and/or conditions is greater than an amount equal to five percent (5%) of the Purchase Price, the Purchaser shall not be obligated to accept such commitments, obligations, restrictions and conditions. All risks, costs and expenses, including the Purchaser’s attorney’s fees, in connection with such proceedings, if any, for approval of the transactions contemplated in this Agreement by the Competition Authority shall be the Purchaser’s responsibility, provided, however, that if the Vendors choose to participate in such proceedings, they shall bear their own costs and expenses.

4.3
If the Conditions Precedent shall not have been satisfied or waived on or before the Longstop Date, either by agreement among the Parties or, where a Party has the sole right to waive, by such Party alone, this Agreement shall terminate and the provisions of Clause 4.7 shall apply; provided, however, that if, on or prior to the Longstop Date, a Party has initiated any action or proceeding challenging such termination and/or seeking to exercise any remedies to compel the other Parties to perform their obligations under this Agreement, no such termination shall be effective until the later of (a) the Longstop Date and (b) the date that is thirty (30) days after the date on which any applicable court or arbitration panel shall have finally determined that the other Party is entitled to terminate this Agreement pursuant to its terms. In addition, either the Vendors or the Purchaser may terminate this Agreement at any time after the occurrence of any material breach by the other of any of its covenants or agreements contained in this Agreement, in any event only if such breach is not curable or, if curable, is not cured upon the occurrence of the earlier of (i) the thirtieth (30th) day after

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written notice thereof is given by the other Party and (ii) the day that is five (5) Business Days prior to the Longstop Date; provided, that the Party seeking to terminate this Agreement is not itself in material breach of this Agreement.

4.4
If the Conditions Precedent have been, or are expected to be, satisfied or waived by agreement, then the Vendors may give notice as provided in Clause 3.3, provided, however, that notwithstanding any other provision of this Agreement, the Completion Date shall not occur prior to the one hundred twentieth (120th) day after the Effective Date. Notwithstanding anything to the contrary in this Agreement, unless otherwise waived in writing by all of the Parties, the Condition Precedent set forth in Clause 4.1.3 shall not be deemed satisfied unless and until each Party has delivered to the other Parties immediately prior to Completion a certificate executed by an executive officer or other authorized representative of such Party certifying that (a) neither such Party nor any of its Affiliates has directly or indirectly (by, on behalf of or for the benefit of such Party or any of its Affiliates) initiated or instituted any proceeding which would result in any Order described in Clause 4.1.3 and (b) such Party does not have any actual knowledge of (i) any proceeding which would result in any Order described in Clause 4.1.3 or (ii) any Order described in Clause 4.1.3 being enacted, entered, promulgated or enforced at or prior to Completion. Completion shall take place in New York, New York, United States or in such other location as may be mutually agreed to by the Parties. For the avoidance of doubt, Completion shall not be deemed to have occurred (and therefore neither the Vendors shall have any right, title or interest in any of the Completion Amount funds, nor the Purchaser shall have any right, title or interest in any of the Member Interests) except upon receipt by PDV of payment of one-half of the Completion Amount in the PDV Bank Account and by the EM Vendors of payment of one-half of the Completion Amount in the EM Bank Account, which payments shall be made as provided in Clause 3.4.1 and evidenced by proof of receipt of payment received by each Vendor as provided in Clause 4.5.1(d).

4.5
If the Completion Date is the last Business Day of a calendar month, the following actions in Clause 4.5.1 shall take place on the Completion Date. If the Completion Date is any day other than the last Business Day of a calendar month, then all actions to be performed in Clauses 4.5.1(a) - (f), including but not limited to payment of the amounts provided in Clause 3.4, shall be taken on the Business Day immediately prior to the Completion Date and following the performance of these actions (including payment), title and ownership of the Member Interests shall be transferred effective on the Completion Date.

Unless specified otherwise below, on or before the Completion Date (as provided in the preceding paragraph) and subject to the fulfilment or waiver of the Conditions Precedent:

4.5.1
(a)    the Purchaser shall pay to the Vendors by wire transfer of immediately available funds into the Vendors’ Bank Accounts the Purchase Price, the Estimated Other Working Capital Amount and the Estimated Hydrocarbon Inventory Amount, all in accordance with Clause 3.4.2 and the Parties, if necessary, shall authorize the disbursement of the Deposit, in accordance with Clause 3.4.1 and the Escrow Agreement;

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(b)
the Vendors shall cause (or shall have caused) the Company to pay to the Vendors by wire transfer of immediately available funds into the Vendors’ Bank Accounts the Estimated Cash Amount in accordance with Clause 3.2.2;

(c)
each Vendor or its Affiliates (other than the Company) shall pay to the Company or the Subsidiaries, as the case may be, its share of the Estimated Inter-Affiliate Receivables Amount, as determined in Clause 3;

(d)
each Vendor shall have received proof of receipt of its payments referred to in paragraphs (a) and (b) above and the Purchaser shall have received proof of receipt of the payments referred to in paragraph (c) above;

(e)
the EM Vendors shall deliver to the Purchaser letters of resignation, with immediate effect at Completion, from each of the members of the board of managers or board of directors of the Company and each Subsidiary appointed by an EM Vendor;

(f)
PDV shall deliver to the Purchaser letters of resignation, with immediate effect at Completion, from each of the members of the board of managers or board of directors of the Company and each Subsidiary appointed by PDV;

(g)	the Vendors shall deliver resolutions of the Company and each Subsidiary (certified by an officer of the applicable Vendor) confirming such resignations;

(h)	subject to the Purchaser’s payment in accordance with Clause 4.5.1(a), the EM Vendors shall deliver:

(i)	duly executed transfer agreements regarding the EM Member Interests;

(ii)	the Refining and Chemical Technology Agreement and the Logistics Technology Agreement, duly executed by ExxonMobil Research and Engineering Company; and

(iii)	if requested by the Purchaser, the Technology Assistance Agreement;

(i)	subject to the Purchaser’s payment in accordance with Clause 4.5.1(a), PDV shall deliver:

(i)	duly executed transfer agreements regarding the PDV Member Interests;

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(j)	subject to the Purchaser’s payment in accordance with Clause 4.5.1(a), the Vendors shall deliver:

(i)	the Company’s register reflecting the Purchaser as the owner of the Member Interests;

(ii)
evidence that all of the shares of the Wholly-Owned Subsidiaries are owned by the Company as of the Completion Date and evidence of the ownership by the Company or a Wholly-Owned Subsidiary of the shares of the entities identified on Schedule C;

(iii)
resolutions from each Vendor authorizing the execution of this Agreement and the agreements contemplated hereunder to which such Vendor is a party and the consummation of the transactions contemplated under this Agreement and such agreements contemplated hereunder to which Vendor is a party (to the extent required by the Vendor’s organizational documents), in each case certified by an officer of the applicable Vendor;

(iv)
certificates as to the good standing of each Vendor, the Company and each Subsidiary issued by the Secretary of State or other applicable Governmental Authority of the state of organization of the applicable entity;

(v)	copies of all Vendor Third Person Consents identified on Schedule 4.1.6;

(vi)	to the extent requested by the Purchaser, evidence of termination of existing signature authorities for the operation of the bank accounts of the Company and the Subsidiaries; and

(vii)
certification that their respective Warranties are true and correct in all material respects as of the Completion Date (other than those Warranties which address matters only as of a particular date, which shall have been true and correct in all material respects only as of such particular date) except to the extent updated by the disclosures permitted under Clause 6.1.

4.5.2	the Purchaser shall:

(a)	deliver any power of attorney under which any document required from the Purchaser under this Clause 4.5 is executed on behalf of the Purchaser;

(b)	deliver duly executed copies of the Refining and Chemical Technology Agreement and the Logistics Technology Agreement;

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(c)
promptly nominate new directors/managers and take all member and director/manager action necessary for new mandates for the operation of the bank accounts of the Company and the Wholly-Owned Subsidiaries to those persons nominated by the Purchaser to be in effect immediately following Completion and any such other entity formalities to be addressed;

(d)
provide written confirmation for itself and for and on behalf of the Company and the applicable Subsidiaries that all Inter-Affiliate Receivables identified under Clause 3.2 have been paid and provide a written unconditional release to each Vendor and its respective Affiliates in that respect in form and substance reasonably satisfactory to such Vendor;

(e)	deliver a duly executed copy of the Restated LLC Agreement; and

(f)
deliver a certification that its respective Warranties are true and correct in all material respects as of the Completion Date (other than those Warranties which address matters only as of a particular date, which shall have been true and correct in all material respects only as of such particular date) except to the extent updated by the disclosures permitted under Clause 6.1.

4.5.3
Each Vendor shall procure that, subject to Clause 4.8, where a Multi-National Contract does not automatically terminate as to the Company or the Subsidiaries upon the sale by the Vendors of the Member Interests contemplated hereby, the Company and the Subsidiaries are released (without payment by the Purchaser, the Company or the Subsidiaries to the applicable Vendor or its Affiliates but, with respect to any payments required to be paid by the Company or any Subsidiary to any other Person in order to procure any relevant release, to be at the cost of the Company or such Subsidiary) from all Multi-National Contracts.

Each Vendor shall procure that, subject to Clause 4.8, where any contract or other arrangement or agreement (whether for the supply of goods, services or otherwise) between the Company or a Subsidiary, on the one hand, and a Vendor or any Affiliate of a Vendor, on the other (other than those contracts, arrangements or agreements entered into on or about Completion as provided in this Agreement), does not automatically terminate as to the Company or any Subsidiary upon the sale by the Vendors of the Member Interests contemplated hereby, such contract, arrangement or agreement shall be terminated as of Completion and that from and after Completion, none of the Purchaser, the Company, the Subsidiaries, any Vendor or any Vendor Affiliate shall have any obligation or liability in respect thereof.
None of the foregoing provisions of this Clause 4.5.3 shall apply to:

(a)
any contract, arrangement or agreement pursuant to which, before Completion, goods had been ordered but not delivered, or amounts payable under Clauses 3.5 through 3.9 in which case the contract, arrangement,

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agreement or obligation to pay an amount under Clauses 3.5 through 3.9 shall continue only in respect of the obligations which the Company and the Vendors (or the relevant Affiliate of a Vendor) have in respect of such goods, or amount payable under Clauses 3.5 through 3.9 and, after fulfilment of such obligations, the Company shall be deemed unconditionally released from the relevant contract, arrangement, agreement or obligation under Clauses 3.5 through 3.9, as applicable; and

(b)	any Inter-Affiliate Payables and Inter-Affiliate Receivables (which are to be dealt with in accordance with the provisions of Clause 3, as applicable).
The Purchaser acknowledges and agrees that all services provided to the Company by a Vendor or any Vendor Affiliate will be terminated and will stop at Completion, that no Vendor nor any Vendor Affiliate shall have any obligation to provide any such service from and after Completion and that the Purchaser is solely responsible for arranging any replacement services that it may deem necessary for the period thereafter.

4.6	If the respective obligations of the Vendors or the Purchaser under Clauses 3.4 and 4.5 are not complied with on the Completion Date, the non-defaulting Party(ies) may:

4.6.1	waive all or any such requirements (conditionally or otherwise) and proceed to Completion as far as practicable (without limiting its rights, whether under this Agreement or otherwise); or

4.6.2	terminate this Agreement by notice in writing to the other Party(ies), but only in circumstances where another Party has materially failed to comply with the requirements of Clauses 3.4 and 4.5.

4.7
If this Agreement is terminated in accordance with Clause 4.3 or 4.6.2, all obligations of the Parties under this Agreement will end at the time of termination, except for those expressly stated herein to continue but all rights and liabilities of the Parties which have accrued before termination will continue to exist. Clauses 11, 12, 13.1, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26 and 28 shall survive termination.

4.8
With effect from the Completion Date and as between the Parties and their Affiliates, neither the Company nor the Subsidiaries nor the Purchaser nor the Vendors nor any of their respective Affiliates shall have any right of action or remedy against the Company nor the Subsidiaries nor the Purchaser nor any Vendor nor any of their respective Affiliates in respect of any of the matters released under Clauses 4.5.2(d) and 4.5.3, except for post-Completion obligations of the Purchaser of confidentiality and use under Clause 11.

4.9
In conjunction with any payment made pursuant to Clause 3.5, the Purchaser shall procure that the Company or the Subsidiaries, as the case may be, shall release each Vendor and their respective Affiliates from any obligations in respect of Inter-Affiliate Receivables not identified in the Estimated Inter-Affiliate Receivables Amount.

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4.10
In addition to taking the action and executing and delivering the documentation set out in Clause 4.5, the Parties agree to cooperate with each other to execute and deliver such other documents as shall reasonably be necessary or desirable to carry out the sale and purchase of the Member Interests pursuant to this Agreement and the intent of the Parties as reflected herein.

4.11	The Deposit shall be held in accordance with the following:

4.11.1
Subject always to Clause 4.11.2, on termination of this Agreement in accordance with Clauses 4.3, 4.6.2, 5.6 or 5.7, the Vendors shall refund and cause the Escrow Agent to refund to the Purchaser as soon as reasonably practicable or otherwise as provided in this Agreement:

(a)	the Deposit; and

(b)
an amount of interest accrued on the Deposit pursuant to the Escrow Agreement for the period from the payment of the Deposit to the Escrow Account to the day immediately preceding the date of its return to the Purchaser (less any applicable withholding Taxes).

4.11.2
If (i) the Purchaser is in breach of any material provision of this Agreement or (ii) the Condition Precedent set forth in Clause 4.1.1 is not satisfied due to the Purchaser’s election not to accept commitments, obligations, restrictions and conditions to the extent Purchaser is not obligated to do so under Clause 4.2, then in either case, the Vendors may immediately terminate this Agreement and (x) in event of a breach described under clause (i) of this Clause 4.11.2, the Vendors may retain the entire Deposit and shall cause the Escrow Agent to deliver the Deposit to the Vendors (one half to the EM Bank Account and one half to the PDV Bank Account) together with an amount of interest accrued on the Deposit pursuant to the Escrow Agreement for the period from the payment of the Deposit to the Escrow Account to the day immediately preceding the date of its delivery to the Vendors or (y) in the event of Purchaser’s election described under clause (ii) of this Clause 4.11.2, the Vendors may retain 50% of the Deposit and shall cause the Escrow Agent to deliver (1) 50% of the Deposit to the Vendors (one half to the EM Bank Account and one half to the PDV Bank Account) together with an amount of interest accrued on such portion of the Deposit pursuant to the Escrow Agreement for the period from the payment of the Deposit to the Escrow Account to the day immediately preceding the date of its delivery to the Vendors and (2) 50% of the Deposit to the Purchaser together with an amount of interest accrued on such portion of the Deposit pursuant to the Escrow Agreement for the period from the payment of the Deposit to the Escrow Account to the day immediately preceding the date of its delivery to the Purchaser; provided, however, that nothing contained in this Clause 4.11.2 shall limit any other remedies available to the Vendors under this Agreement or under any Applicable Law or Legislation.

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4.11.3
If any Vendor is in breach of any material provision of this Agreement, the Purchaser may elect to terminate this Agreement. In the event that the Purchaser terminates this Agreement pursuant to this Clause 4.11.3, (a) the Purchaser may obtain a refund of the Deposit together with interest accrued thereon, as provided in Clause 4.11.1(b), and (b) the Purchaser may recoup from each of PDV and the EM Vendors (severally and not jointly) fifty percent (50%) of the Purchaser’s reasonable and documented out-of-pocket third party costs (which specifically excludes any costs paid by the Purchaser to any of its Affiliates) actually incurred by the Purchaser in connection with its evaluation, investigation and negotiation of the transactions contemplated by this Agreement; provided, however that the obligation of the Vendors to reimburse the Purchaser for any breach prior to Completion shall in no event exceed One Million Dollars ($1,000,000) for each of PDV and the EM Vendors. Notwithstanding anything to the contrary in this Agreement (including Clause 25.4), the provisions of this Clause 4.11.3 shall be the Purchaser’s exclusive remedy for pre-Completion breach of this Agreement.

4.12
On the Completion Date, the Vendors and the Purchaser will sign the Completion Memorandum, in order to record (a) the fulfilment of the conditions for the Completion, (b) the deliveries and other actions taken as part of the Completion and (c) as a consequence, the Completion of the sale and purchase of the Member Interests in accordance with this Agreement.

4.13
Each Vendor, in its capacity as a “Member” of the Company hereby (a) consents to the transactions contemplated by this Agreement, including the transfer of each other Vendor’s Member Interests contemplated by this Agreement and (b) upon Completion, consents to the Purchaser being admitted as a “Member” (even the sole “Member”) of the Company with respect to the other Vendor’s Member Interests.

CLAUSE 5.    GENERAL ASPECTS OF THE INTERIM PERIOD

5.1
During the Interim Period, each Vendor shall cause the Company and, to the extent permitted under Applicable Law or the organizational documents of such Subsidiary, shall cause the Subsidiaries to operate their respective businesses in the ordinary course, within ordinary expense limits, provided always that no Vendor shall be in breach of the foregoing provision in respect of any commercially reasonable steps the Company or a Wholly-Owned Subsidiary may take during the Interim Period (a) to reduce the Inter-Affiliate Payables and Inter-Affiliate Receivables, and (b) to effect the transfer, prior to the Completion Date, of the Excluded Trademarks. During the Interim Period, the Parties:

5.1.1	shall cooperate so that the Purchaser can arrange for appropriate insurance for the Company to become effective on Completion;

5.1.2	shall use their respective reasonable efforts to comply with all pre-Completion terms and obligations applicable to such Party, including those set forth in Schedule 4.1.4; and

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5.1.3
shall cooperate with each other to achieve material completion of the material steps necessary to enable transfer of the System Information as agreed upon in the Systems Information Transition Plan, as provided in Schedule 4.1.4.

5.2
Except with respect to the transfer of the Excluded Trademarks, during the Interim Period, each Vendor shall use its commercially reasonable efforts consistent, to the extent applicable, with past practice to procure that the Company and, to the extent permitted under Applicable Law or the organizational documents of such Subsidiary, the Subsidiaries preserve intact their respective business organizations, keep available the services of their respective officers and employees, and maintain satisfactory relationships with any Governmental Authority, licensors, suppliers, distributors, clients, lenders, investors and others having business relationships with the Company and the Subsidiaries by causing contracts to be renewed upon or prior to the stated expiration thereof on terms and conditions that are substantially no more onerous than the prevailing current market terms and conditions (including with respect to the length of the terms of such contracts).

Without limiting the generality of the foregoing and in furtherance thereof, during the Interim Period, to the extent permitted by Applicable Law or as otherwise contemplated by this Agreement, except with the prior written consent of the Purchaser (which shall not be unreasonably withheld or delayed, and in any event which shall be deemed to have been given if the Purchaser has not responded to a Vendor’s written request for consent and approval within five (5) Business Days after receipt by the Purchaser), until the earlier of Completion or the Longstop Date each Vendor shall not permit the Company or, to the extent permitted under Applicable Law or the organizational documents of such Subsidiary, the Subsidiaries to (provided that nothing set forth below or otherwise in this Agreement shall restrict in any manner the ability of a Vendor or the Company to (a) pay dividends or make other distributions to the Vendors, (b) cause or authorize any Subsidiary to pay dividends or make other distributions to the Company or (c) execute and deliver such documents and instruments or take such further action as may be necessary, desirable, advisable or appropriate to effectuate the provisions of Clause 4.5.3):

5.2.1
dispose of, enter into an agreement to dispose of, grant an option over, or grant any interest in, or encumbrance over, its Member Interests or the Company’s membership interests or equity interests in any Subsidiary;

5.2.2
increase, reduce or otherwise alter the Company’s or any Subsidiary’s corporate capital in any way or allow the Company or any Subsidiary to buy back or agree to buy back shares or other securities in the corporate capital of the Company;

5.2.3	carry out mergers, spin-offs, acquisitions, joint ventures or dissolution involving the Company or the Subsidiaries;

5.2.4	enter into amendments to the Company’s or the Subsidiaries’ governing documents or any issuance of securities;

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5.2.5	request judicial or non-judicial reorganization or voluntary bankruptcy, and consent to involuntary bankruptcy;

5.2.6
adopt any new employee benefits plan or employee profit-sharing plan, or any change to the rules of the Benefits currently in effect or to the labor policies currently enforced by the Company or the Subsidiaries except as reasonably necessary in union negotiations;

5.2.7
except to the extent loan interest rates may be increased in the ordinary course of business in accordance with the terms set forth therein, execute, renew, amend or assign any Inter-Affiliate contract or arrangement on terms and conditions substantially less favorable to the Company or the Subsidiaries than those currently in effect; and

5.2.8
change in any material respect the Company’s accounting, commercial, treasury, information technology and finance practices and/or policies unless required by law or by GAAP; provided, however, that the Vendors shall be permitted to file with the U.S. Internal Revenue Service elections affecting the classification of the Company solely for U.S. tax purposes.

5.3
Until the earlier of Completion or the Longstop Date and to the extent permitted by Applicable Law and Legislation, (i) the Vendors shall procure that the Company provides to the Purchaser monthly management financial reports, to be reviewed at transition meetings which are generally to occur monthly, copies of the quarterly financial statements for the Company and such other aggregate information with respect to the business and properties of the Company as the Purchaser shall from time to time reasonably request for the purpose of transition of the Company to becoming part of the Purchaser’s group of companies and (ii) the Purchaser may from time to time request reasonable access to additional information with respect to the business properties, plans and prospects of the Company and its Subsidiaries by visiting the Refinery and the Logistics Assets or talking to Employees for the purpose of transition of the Company to becoming part of the Purchaser’s group of companies; provided, in the case of clause (i) and (ii) above, (a) such requests by the Purchaser shall not unduly interfere with the business and operations of the Company, (b) the information requested is in the form normally maintained by the Company and (c) such requests are coordinated through the applicable representatives of the Vendors or the Company to be designated in connection with the Interim Period transition to be implemented between the Parties; and further provided, in the case of clause (ii) (w) approval of such request shall be at the discretion of the management of the Refinery and the Logistics Assets; (x) any approval granted can be revoked by the Vendors at any time; (y) any representative of the Purchaser given access to any of the sites of the Company or the Subsidiaries shall fully comply with all policies and procedures of the Company or the Subsidiaries, and (z) the Vendors shall have no liability whatsoever in connection with any access by any of the representatives of the Purchaser and the Purchaser shall indemnify, hold harmless and defend each of the Vendors’ Indemnified Parties against any claim, liability or Loss of whatever

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nature (including legal costs relating thereto) arising from any access granted to any representative of the Purchaser for the sites of the Company or the Subsidiaries.

5.4
During the Interim Period, the Vendors shall promptly notify the Purchaser, in writing, of any events, other than general events such as of an economic, political, legal or regulatory nature, that may have a significant adverse impact specifically on the situation of the Company up to the Completion Date, including, without limitation, any Claims that are, to the Vendors’ Knowledge, reasonably expected by the Vendors to amount to or have an economic value greater than One Million US Dollars (US $1,000,000).

5.5
Prior to Completion, without the prior written consent of the Vendors, none of the Purchaser, any Purchaser Affiliate or any of their respective representatives shall contact any competitor, contractor, vendor, supplier, distributor, customer, agent or representative of any of the Vendors or the Company or any of their respective Affiliates or any Governmental Authority having jurisdiction over any of the foregoing, in each case, with respect to the Company or the Subsidiaries or any of their respective businesses, assets or properties, this Agreement or the transactions contemplated hereby.

5.6
In the event that, during the Interim Period, all or any material portion of the tangible assets of the Company or any of its Subsidiaries is damaged or destroyed by fire or other casualty for which the associated repair or replacement costs would reasonably be expected to exceed Three Million Dollars ($3,000,000) (a “Casualty”) or taken by condemnation or eminent domain or by agreement in lieu thereof with any Person or Governmental Authority authorized to exercise such rights for which the associated replacement costs would reasonably be expected to exceed Three Million Dollars ($3,000,000) (a “Taking”), the Vendors shall notify the Purchaser thereof as soon as reasonably practicable.

5.6.1
In the event of a Casualty or a Taking during the Interim Period, the Vendors shall elect, at their option, to either (i) repair or replace or make adequate provision for the repair or replacement of the affected asset(s) at the Vendors’ cost prior to the Completion, in which case the Purchaser’s obligation to effect the Completion shall not be affected, but the Completion Date shall be deferred until ten (10) Business Days after repairs or replacement have been completed and the affected asset(s) has been restored to at least a substantially comparable performance in all material respects as compared to that prior to the Casualty or Taking, and/or (ii) negotiate with the Purchaser to reduce the Purchase Price by an amount agreed to by the Vendors and the Purchaser to reflect the cost to repair or replace the affected asset(s) (the “Repair Costs”), in which case, the Completion Date and the Longstop Date shall not be deferred unless there is a Repair Cost Dispute as provided in Clause 5.6.7.

5.6.2
Notwithstanding anything contained in this Clause 5.6, (i) the Vendors’ election in Clause 5.6.1(i) shall be unavailable and Clause 5.6.1(ii) shall apply if the required repairs or replacements associated with the Casualty or Taking would reasonably be expected to result in an extension of the Longstop Date for more than two (2) months, or (ii) if after having started the repairs or replacement, the

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Vendors determine that the required repairs or replacement could reasonably be expected to result in an extension of the Longstop Date beyond two (2) months, then the Vendors shall provide the Purchaser with the Completion Date Notice as set forth in Clause 3.3, Completion shall be effected and, upon Completion, the Vendors shall reduce the Purchase Price by the amount of the Repair Costs not incurred by the Vendors as of the Completion Date as determined in accordance with Clause 5.6.1.

5.6.3
If the Vendors elect to proceed with Clause 5.6.1(ii) or Clause 5.6.2(ii) and the Vendors and the Purchaser agree on the Repair Costs within fifteen (15) days of the Purchaser’s receipt of the Vendors’ notice of the Casualty or Taking or the Completion Date Notice, as the case may be (the “Repair Negotiation Period”), the Purchaser’s obligation to effect the Completion shall not be affected, but the Purchase Price shall be reduced by the Repair Costs so agreed. Notwithstanding the foregoing, if the Parties mutually agree that the Repair Costs are greater than an amount equal to thirty percent (30%) of the Purchase Price, either the Vendors or the Purchaser may elect, by giving written notice to the other of such election within five (5) Business Days of the expiration of the Repair Negotiation Period, to terminate this Agreement without further obligation under this Agreement (other than those sections which expressly survive termination, which shall continue in effect).

5.6.4
If the Vendors and the Purchaser do not agree on the Repair Costs within the Repair Negotiation Period (a “Repair Cost Dispute”), either Party may request an engineering company mutually agreed to by the Parties or identified on Schedule 5.6.4 (which engineering company shall be deemed acceptable to each Vendor and the Purchaser) to evaluate the affected assets and deliver to the Purchaser and the Vendors its written estimate of the Repair Costs (the “Third-Party Estimate”) within fifteen (15) days after the end of the Repair Negotiation Period.

(a)
If the Third-Party Estimate is equal to or less than an amount equal to thirty percent (30%) of the Purchase Price, the Purchaser’s obligation to proceed to Completion in accordance with the terms of this Agreement shall not be affected and the Parties shall submit the Repair Cost Dispute to binding arbitration under the dispute resolution procedures in Clause 16 for resolution after the Completion, with no reduction of the Purchase Price at Completion and a post-Completion adjustment to the Purchase Price equal to the finally-determined Repair Costs.

(b)
If the Third-Party Estimate is greater than an amount equal to thirty percent (30%) of the Purchase Price, either the Vendors or the Purchaser may elect, by giving written notice to the other of election within fifteen (15) days of receipt of the Third-Party Estimate, to terminate this Agreement without further obligation under this Agreement (other than those sections which expressly survive termination, which shall continue in effect). If neither

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Party terminates, the Parties shall submit the Repair Cost Dispute to binding arbitration under the dispute resolution procedures in Clause 16 for resolution after the Completion, with no reduction of the Purchase Price at Completion and a post-Completion adjustment to the Purchase Price equal to the finally-determined Repair Costs.

5.6.5
In the event of a Taking where the award that may be made in such proceeding has not been previously paid to the Vendors, the Purchaser shall from and after Completion diligently pursue from any condemnor the entire award(s) that may be made in any such proceeding and shall be entitled to collect such award(s), without deduction, to be paid out as follows: subject to actual receipt of such award(s) by the Purchaser and within ten (10) Business Days of such receipt, (a) the Purchaser shall pay to the Vendors all such amounts, up to the amount the Vendors incurred for all repairs or replacements under Clause 5.6.1(i) or the amount of the Purchase Price reduction under Clause 5.6.1(ii), and (b) the Purchaser shall be entitled to retain the balance (if any) of such award(s).

5.6.6
Any adjustment of the Purchase Price pursuant to Clause 5.6.4 which is necessary to reflect a final determination of Repair Costs after the Completion shall be made as follows: (a) an adjustment in favor of the Purchaser shall be paid in immediately available funds by the Vendors to the Purchaser; and (b) an adjustment in favor of the Vendors shall be paid in immediately available funds to the extent the Purchase Price had been reduced pursuant to this Clause 5.6. Any such reduction, refund or payment shall be made within ten (10) Business Days after such final determination.

5.6.7
In the event of a Repair Cost Dispute, the Completion Date and the Longstop Date shall be deferred until (a) ten (10) Business Days after receipt of the Third-Party Estimate, or (b) if the Vendors elect the option in Clause 5.6.1(i), as provided therein.

5.7
In the event that, during the Interim Period, there occurs or is discovered a Material Adverse Effect (other than any such effect caused by a Casualty or a Taking) for which the associated economic impact to the Company and the Subsidiaries, taken as a whole, would reasonably be expected to exceed Three Million Dollars ($3,000,000), the Vendors shall notify the Purchaser thereof as soon as reasonably practicable.

5.7.1
In the event of such a Material Adverse Effect, the Vendors shall elect, at their option, to either (i) at the Vendors’ cost, eliminate or reduce the associated economic impact such that the applicable Material Adverse Effect is no longer continuing at Completion, in which case the Purchaser’s obligation to effect the Completion shall not be affected, but the Completion Date shall be deferred until ten (10) Business Days after such elimination or reduction has been effected, and/or (ii) negotiate with the Purchaser to reduce the Purchase Price by an amount equal to the economic impact associated with the Material Adverse Effect as agreed to by the Vendors and the Purchaser, in which case, the Completion Date and the

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Longstop Date shall not be deferred unless there is an Economic Impact Dispute as provided in Clause 5.7.7.

5.7.2
Notwithstanding anything contained in this Clause 5.7, (i) the Vendors’ election in Clause 5.7.1(i) shall be unavailable and Clause 5.7.1(ii) shall apply if steps necessary to eliminate or reduce the associated economic impact would reasonably be expected to result in an extension of the Longstop Date for more than two (2) months, or (ii) if after having started the applicable process, the Vendors determine that the period to reduce or eliminate the economic impact would reasonably be expected to result in an extension of the Longstop Date beyond two (2) months, then the Vendors shall provide the Purchaser with the Completion Date Notice as set forth in Clause 3.3, Completion shall be effected and the Vendors shall reduce the Purchase Price upon Completion by the amount of the associated economic impact of any then existing Material Adverse Effect.

5.7.3
If the Vendors elect to proceed with Clause 5.7.1(ii) or Clause 5.7.2(ii) and the Vendors and the Purchaser agree on the amount of the associated economic impact within thirty (30) days of the Purchaser’s receipt of the Vendors’ notice of the Material Adverse Effect (the “Economic Impact Negotiation Period”), the Purchaser’s obligation to effect the Completion shall not be affected, but the Purchase Price shall be reduced by the economic impact so agreed. Notwithstanding the foregoing, if the Parties mutually agree that the economic impact is greater than an amount equal to thirty percent (30%) of the Purchase Price, either the Vendors or the Purchaser may elect, by giving written notice to the other of such election within five (5) Business Days of the expiration of the Economic Impact Negotiation Period, to terminate this Agreement without further obligation under this Agreement (other than those sections which expressly survive termination, which shall continue in effect).

5.7.4
If the Vendors and the Purchaser do not agree on the economic impact within the Economic Impact Negotiation Period (an “Economic Impact Dispute”) and the Vendors’ estimate of the economic impact is equal to or less than an amount equal to thirty percent (30%) of the Purchase Price, the Purchaser’s obligation to effect the Completion shall not be affected and the Parties shall submit the Economic Impact Dispute to binding arbitration under the dispute resolution procedures in Clause 16 for resolution after the Completion, with a post-Completion adjustment to the Purchase Price equal to the finally-determined economic impact.

5.7.5
If there is an Economic Impact Dispute and the Vendors’ estimate of the economic impact is greater than an amount equal to thirty percent (30%) of the Purchase Price, either the Vendors or the Purchaser may elect, by giving written notice to the other of election within fifteen (15) days after the Purchaser’s receipt of the Vendor’s estimate, to terminate this Agreement without further obligation under this Agreement (other than those sections which expressly survive termination, which shall continue in effect). If neither Party terminates, the Purchaser’s

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obligation to effect the Completion shall not be affected and the Parties shall submit the Economic Impact Dispute to binding arbitration under the dispute resolution procedures in Clause 16 for resolution after the Completion, with a post-Completion adjustment to the Purchase Price equal to the finally-determined economic impact.

5.7.6
Any adjustment of the Purchase Price pursuant to Clause 5.7.4 or 5.7.5 which is necessary to reflect a final determination of the economic impact after the Completion shall be made as follows: (a) an adjustment in favor of the Purchaser shall be paid in immediately available funds by the Vendors to the Purchaser; and (b) an adjustment in favor of the Vendors shall be paid in immediately available funds to the extent the Purchase Price had been reduced pursuant to this Clause 5.7. Any such reduction, refund or payment shall be made within ten (10) Business Days after such final determination.

5.7.7
In the event of an Economic Impact Dispute, the Completion Date and the Longstop Date shall be deferred until (a) ten (10) Business Days after receipt of the Vendors’ Estimate, or (b) if the Vendors elect the option in Clause 5.7.1(i), as provided therein.

5.8
Notwithstanding the provisions of Clause 4.5, prior to the Completion Date, the Company and an Affiliate of the EM Vendors shall enter into a lease agreement whereby such Affiliate shall lease to the Company the MTPX catalyst currently in the MTPX Unit on commercially reasonable terms, except that there shall be no lease payments due from the Company.

CLAUSE 6.    WARRANTIES AND OTHER MATTERS

6.1
Notwithstanding anything to the contrary in this Agreement, the Warranties made by each of the EM Vendors and/or PDV that are expressly set forth in this Clause 6 are the sole and exclusive representations and warranties made by any Vendor, and no other representation, warranty, assurance or other commitment by any Vendor is made nor shall be implied. To the maximum extent permitted by law, any other representations or warranties provided by law are disclaimed. For the avoidance of doubt, the Warranties made by the Vendors are made severally (and not jointly) by each of (a) the EM Vendors and (b) PDV and where so noted are made only to that Vendor’s respective knowledge. The EM Vendors shall only be liable to the extent the Warranties are made by the EM Vendors and PDV shall only be liable to the extent the Warranties are made by PDV. The Warranties, unless otherwise noted, are given once at the Effective Date and are repeated at the Completion Date (and the relevant Schedules may be updated or added where necessary to disclose events or items identified or occurring during the Interim Period). Each of the Warranties is to be construed as a separate and independent Warranty and is not to be limited or restricted by reference to, or inference from, the provisions of any other Warranty or anything else, whether in this Agreement or otherwise. Notwithstanding anything to the contrary in this Agreement, in any event:

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6.1.1
the maximum aggregate liability of the EM Vendors in respect of all Claims arising from any and all breaches of the Warranties made by the EM Vendors shall not in any circumstance exceed an amount equal to ten percent (10%) of the Purchase Price, except that the maximum aggregate liability of the EM Vendors in respect of the warranty provided by the EM Vendors in Clause 6.3.1 shall be one half of the Purchase Price; and

6.1.2
the maximum aggregate liability of PDV in respect of all Claims arising from any and all breaches of the Warranties made by PDV shall not in any circumstance exceed an amount equal to ten percent (10%) of the Purchase Price, except that the maximum aggregate liability of PDV in respect of the warranty provided by PDV in Clause 6.4.1 shall be one half of the Purchase Price; and

6.1.3
no single Claim shall be made unless and until the aggregate amount of all costs, Taxes, fines, penalties, losses or amounts paid in respect of such Claim exceeds Three Hundred Seventy-Five Thousand US Dollars (US $ 375,000) and no such Claims shall be made unless all Claims made total an aggregate of at least Three Million US Dollars (US $ 3,000,000). If the amount proved by the Purchaser for Claims for breach of Warranty totals at least Three Million US Dollars (US $ 3,000,000), the Purchaser shall recover the full amount proved for such Claims, subject to Clauses 6.1.1, 6.1.2 and 6.7. If the amount proved does not total an aggregate of at least Three Million US Dollars (US $ 3,000,000), the Purchaser shall recover nothing for such Claims.

6.2	Each of (i) the EM Vendors and (ii) PDV represents and warrants (severally and not jointly) to the Purchaser that:

6.2.1
Purchaser has been provided, or prior to Completion will be provided with true, complete and correct copies of the (a) Accounts and (b) the Financial Statements, and to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), the Accounts and Financial Statements have been prepared in accordance with GAAP consistently applied and present fairly in all material respects in accordance with GAAP the financial condition and results of operations of the relevant entities as of the dates thereof and for the respective periods covered thereby;

6.2.2
to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), during the twelve (12) months preceding each of the Effective Date and the Completion Date, the Company and each Subsidiary has been managed in the ordinary and usual course, provided always that the Vendors shall not be in breach of the foregoing provision in respect of any steps the Company may take during the Interim Period (a) to reduce the Inter-Affiliate Payables and Inter-Affiliate Receivables and (b) with respect to (i) the transfer, prior to the Completion Date, of the Excluded Trademarks or (ii) the disbursement of any Company cash, in each case to the applicable Vendor or an Affiliate of such Vendor in accordance with the provisions of this Agreement;

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6.2.3
to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), there are no events, occurrences, facts, conditions or changes, except for any that have been disclosed to the Purchaser, other than general economic, industry, political or regulatory events, that have materially and adversely impacted the situation of the Company and the Subsidiaries, taken as a whole, during the twelve (12) months preceding the Effective Date;

6.2.4
for the purposes of Clause 6.2.3 an event specific to the Company and the Subsidiaries shall be deemed to be material if it, individually, would have an adverse impact on the situation of the Company and the Subsidiaries exceeding Five Million US Dollars (US $ 5,000,000);

6.2.5
except as described on Schedule 6.2.5, to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), there is no material Claim initiated relating to the Company or any of the Subsidiaries;

6.2.6
for the purposes of Clause 6.2.5, a Claim shall be deemed material if it, individually, would have an adverse economic effect on the Company or any of the Subsidiaries exceeding Five Million US Dollars (US $5,000,000);

6.2.7
the EM Member Interests and the PDV Member Interests represent all of the outstanding membership interests in the Company and there is no other equity in the Company or preemptive rights to acquire any such equity; there are no bonds, debentures, notes or other evidences of indebtedness issued or outstanding having the right to vote on any matters on which members of the Company may vote; there is no equity owned by the Vendors in the Company in any form other than the Member Interests;

6.2.8	Intentionally Omitted;

6.2.9
the membership interests owned by the Company in each of the Wholly-Owned Subsidiaries represent all of the outstanding membership interests in such Wholly-Owned Subsidiary and there is no other equity in any Wholly-Owned Subsidiary or preemptive rights to acquire any such equity; there are no bonds, debentures, notes or other evidences of indebtedness issued or outstanding of a Wholly-Owned Subsidiary having the right to vote on any matters on which members of such Wholly-Owned Subsidiary may vote; there are no options, warrants, calls or other rights or agreements outstanding obligating the Company or any Wholly-Owned Subsidiary to issue, deliver or sell equity of such Wholly-Owned Subsidiary or debt securities, or obligating the Company or a Wholly-Owned Subsidiary to grant, extend or enter into any such option, warrant, call or other such right or agreement;

6.2.10
Schedule C accurately sets forth the total number and the percentage of the membership interests and the identity of the owner of such membership interests outstanding for each of the Subsidiaries that is not a Wholly-Owned Subsidiary and there are no other equity interests in any such Subsidiary or preemptive rights

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to acquire any such equity; there are no bonds, debentures, notes or other evidences of indebtedness issued or outstanding of any Subsidiary that is not a Wholly-Owned Subsidiary having the right to vote on any matters on which members of such Subsidiary may vote; there are no options, warrants, calls or other rights or agreements outstanding obligating the Company or any such Subsidiary to issue, deliver or sell equity of such Subsidiary or debt securities, or obligating the Company or a Subsidiary to grant, extend or enter into any such option, warrant, call or other such right or agreement;

6.2.11
each of the Company and the Subsidiaries (i) is duly formed or organized and validly existing and in good standing under the laws of jurisdiction of its organization or formation; (ii) has the requisite power and authority to carry on the Business as it is now being conducted; (iii) is qualified and in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually, reasonably be expected to have a Material Adverse Effect or materially and adversely affect such activities;

6.2.12
to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), neither the Company nor any of the Subsidiaries is in violation of any of the provisions of its organizational documents;

6.2.13
except for the Subsidiaries, there are no corporations, partnerships, limited partnerships, limited liability companies, joint ventures, associations or other entities in which the Company owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same, or in which the Company otherwise participates. Neither the Company nor any of the Subsidiaries has done any business, or had any operations or assets, outside the Business, which for this purpose is limited to the refining of petroleum feedstocks at the Refinery and the sale of the resulting petroleum products, the operation of the Logistics Assets and other operations incident thereto;

6.2.14
each of the Company and its Subsidiaries has either (i) good, marketable and indefeasible title to that Property which it owns in fee; or (ii) a valid leasehold interest in that Property which it leases subject to the terms of the Property leases or other legal right to use the property, in each case, free and clear of all Encumbrances except as would not reasonably be expected to interfere with the current use of the property;

6.2.15
to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), (i) all Property leases represent valid, binding and enforceable agreements of the Company and/or its Subsidiaries subject to the terms thereof and (ii) neither of the Company nor any of its Subsidiaries has received any notice that it is in material default under any Property leases to which it is a party nor is there any event or circumstance that, solely with the giving of notice or the lapse of time or both, would constitute a material default under any such Property lease;

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6.2.16
to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), the Company has not received any notice that the current use and operation of the Property violates in any material respect any Applicable Law or Legislation except as would not reasonably be expected to have a Material Adverse Effect;

6.2.17
except as set forth on Schedule 6.2.17, to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), there are no Claims affecting the Company or any of the Subsidiaries threatened against or affecting the Property or any portion thereof or interest therein, which Claims are in the nature or in lieu of condemnation or eminent domain proceedings except, in either case, as would not reasonably be expected to have a Material Adverse Effect;

6.2.18
to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), (i) Schedule 6.2.18 contains an accurate and complete list of all Material Contracts, (ii) each Material Contract is a legal, valid and binding obligation of the Company or a Subsidiary, enforceable against the Company or a Subsidiary, in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), (iii) except as specified in Schedule 6.2.18, neither the Company nor a Subsidiary has received written notice of any material default under, cancellation or termination of any Material Contract from any party thereto, or notice of any intent to do so and (iv) no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder, in all cases where the same would result in a Material Adverse Effect;

6.2.19
to the PDV Knowledge, Schedule 6.2.19 contains an accurate and complete list of each contract as of the Effective Date to which PDV or any of its Affiliates is a party that, (i) is used in the day-to-day operation of the Business as conducted by the Company or any of the Subsidiaries as of the Effective Date and the Completion Date and (ii) requires total payments, obligation or liability to or by PDV or its Affiliates of at least Five Million Dollars ($ 5,000,000.00) annually;

6.2.20
to the EM Knowledge, Schedule 6.2.20 contains an accurate and complete list of each contract as of the Effective Date to which the EM Vendors or any of their Affiliates is a party that, (i) is used in the day-to-day operation of the Business as conducted by the Company or any of the Subsidiaries as of the Effective Date and the Completion Date and (ii) requires total payments, obligation or liability to or by an EM Vendor or their Affiliates of at least Five Million Dollars ($ 5,000,000.00) annually as of the Effective Date and the Completion Date;

6.2.21	to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), (i) each of the Company and its Subsidiaries has obtained all Authorizations

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from Governmental Authorities that are necessary to conduct the Business, in all material respects, as currently conducted, (ii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to constitute or result in a violation by the Company or any Subsidiary of, or a failure on the part of the Company or any Subsidiary to comply with the terms of, any such Authorization, (iii) neither the Company nor any Subsidiary has received from any Governmental Authority written notification that any material Authorization (a) is not in full force and effect, (b) has been violated in any material respect, or (c) is subject to any suspension, revocation, modification or cancellation, and (iv) there is no action, suit, proceeding, arbitration or investigation pending or threatened, regarding suspension, revocation, modification or cancellation of any such Authorization;

6.2.22
except as set forth in Schedules 6.2.5, 6.2.22, and 6.2.23 or as would not reasonably be expected to have a Material Adverse Effect, to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), (a) neither the Company nor any Subsidiary has received any written notification from any applicable Governmental Authority or Public Authority that it is not in compliance with any Applicable Laws and Legislation, including but not limited to Environmental Laws and (b) no event has occurred and no circumstance or condition exists that (with or without notice or lapse of time) would reasonably be expected to constitute or result in a failure of the Company or any Subsidiary to comply with the terms of any Applicable Laws and Legislation, including but not limited to Environmental Laws;

6.2.23	Schedule 6.2.23 contains a complete listing of all material Environmental Permits and Orders related to the Company, the Subsidiaries and the Business as currently conducted;

6.2.24
except as set forth in Schedule 6.2.24, to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), (i) there is no Litigation pending or threatened against the Company or any of its Subsidiaries or to which the assets of the Company or any of its Subsidiaries are subject, except Litigation that, individually, would not reasonably be expected to have a Material Adverse Effect and (ii) there are no unsatisfied judgments or awards against or affecting the Company, any of its Subsidiaries or any of their properties or assets;

6.2.25
except as set forth in Schedule 6.2.25, to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), (i) no express Claim has been asserted and is pending by any Person challenging the use of Intellectual Property to commercially practice the Proprietary Processes at the Refinery (as defined in the Technology Agreements) and (ii) all payment obligations and royalties under any licenses of Intellectual Property which are used by the Vendors have been paid or will be paid by the Vendors through Completion;

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6.2.26
to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV), since December 31, 2014 and as of the Effective Date, and other than in the ordinary course of business consistent with past practice and permitted under this Agreement, there has not been, with respect to the Company or any of its Subsidiaries, any: (i) material change in any method of accounting or accounting practice of the Company or any of its Subsidiaries, except as required by GAAP or as disclosed in the Accounts; (ii) material change in the cash management practices and policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits; (iii) incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and liabilities incurred in the ordinary course of business consistent with past practice; (iv) transfer, assignment, sale or other disposition of any assets (other than replacement of assets which have become obsolete, damaged, worn-out or depleted) or the cancellation of any debts or entitlements, except as contemplated or provided herein; (v) material damage, destruction or loss (whether or not covered by insurance) to any property; (vi) any capital investment in, or any loan to, any other Person; and (vii) imposition of any Encumbrance upon any of the properties, capital stock or assets, tangible or intangible, of the Company or any of the Subsidiaries; and

6.2.27	to the EM Knowledge (as to the EM Vendors) or to the PDV Knowledge (as to PDV) and except as described in Schedule 6.2.27:

(a)
all Tax Returns required to be filed by or with respect to the Company and the Subsidiaries have been filed with the appropriate Taxing Authority, and all Taxes shown on such Tax Returns have been paid in full, except where the failure to file Tax Returns or to pay Taxes would not have a Material Adverse Effect;

(b)	all Tax withholding and deposit requirements imposed on or with respect to the Company and its Subsidiaries and their respective employees have been satisfied in all material respects;

(c)	there are no Encumbrances (other than Encumbrances for Taxes that are not yet due and payable) on any of the Company’s or its Subsidiaries’ assets with respect to any Taxes;

(d)
there are no material Claims pending by any Taxing Authority against the Company or its Subsidiaries for any unpaid Taxes, no material assessment, deficiency, or adjustment has been asserted, proposed or threatened with respect to the Company or its Subsidiaries, and there are no Tax audits or administrative or judicial proceedings being conducted with respect to the Company or its Subsidiaries;

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(e)
no Claim has ever been made in writing by a Taxing Authority in a jurisdiction in which the Company or its Subsidiaries (as applicable) does not file Tax Returns that the Company or its Subsidiaries is or may be required to file a Tax Return in that jurisdiction;

(f)	there is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to the Company or its Subsidiaries;

(g)
none of the Company or its Subsidiaries is a party to any agreement with any Taxing Authority that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement;

(h)
none of the Company or its Subsidiaries is a party to or bound by any Tax allocation, sharing or indemnity agreements or arrangements with any Person; none of the Company or its Subsidiaries has (i) been a member of any Consolidated Group or (ii) had any liability for the Taxes of any Person under Treasury Regulation § 1.1502‑6 (or any corresponding provisions of state, local or foreign Law), or as a transferee, successor, by contract or otherwise; no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company or its Subsidiaries after Completion; the Company presently is, and has been since its date of organization, properly classified as a partnership or entity disregarded as separate from another Person for U.S. federal income Tax purposes in accordance with Treasury Regulation § 301.7701-3; and

(i)	the Company has not been a member of an affiliated group filing a consolidated federal income Tax Return.

6.3	Each of the EM Vendors represents and warrants (severally and not jointly with PDV) to the Purchaser that:

6.3.1
at the Completion Date, the EM Vendors own and are entitled to and will transfer the full legal and beneficial ownership of the EM Member Interests to the Purchaser, subject to the terms and conditions of this Agreement and without Encumbrances (other than Encumbrances imposed by any applicable securities laws);

6.3.2
each EM Vendor is a corporation duly organized and validly existing and (to the extent such concept applies under the laws of its state or country of incorporation) in good standing under the laws of its state or country of incorporation, as referred to in this Agreement. Each EM Vendor has all requisite corporate power and authority to enter into and perform its obligations under this Agreement;

6.3.3
each EM Vendor has all requisite corporate power and authority to execute this Agreement and this Agreement will on execution constitute a valid and binding obligation on it in accordance with its provisions and is and will be enforceable

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against it, subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or similar legislation affecting creditors’ rights generally;

6.3.4
the execution and delivery by each EM Vendor of this Agreement and all agreements, certificates, instruments, documents and writings that are contemplated by this Agreement to be delivered by an EM Vendor, and the performance by such EM Vendor of its obligations hereunder and thereunder have been (as to this Agreement and any other documents delivered as of the date hereof), or will have been as of Completion (as to all other such documents), duly authorized by all required corporate action;

6.3.5
neither the execution of this Agreement or performance of the obligations contemplated herein will conflict with or result in a breach, default or violation of either EM Vendor’s corporate by-laws or any other organizational documents or violate any Applicable Law binding upon it;

6.3.6
the execution of this Agreement does not require any approval, consent, authorization or act of, or the making by it of any declaration, filing or registration with, or notification to, any Governmental Authority, other than the approval of the Competition Authority;

6.3.7
except for Deutsche Bank Securities Inc., no broker, finder, investment banker or other Person engaged by the EM Vendors is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated by this Agreement; and

6.3.8
other than Purchaser’s rights as contemplated by this Agreement, there are no options, warrants, calls or other rights or agreements outstanding obligating the EM Vendors or, to the EM Knowledge, the Company to issue, deliver or sell equity of the Company or debt securities, or obligating the EM Vendors or, to the EM Knowledge, the Company to grant, extend or enter into any such option, warrant, call or other such right or agreement.

6.4	PDV represents and warrants (severally and not jointly with the EM Vendors) to the Purchaser that:

6.4.1
at the Completion Date, PDV owns and is entitled to and will transfer the full legal and beneficial ownership of the PDV Member Interests to the Purchaser, subject to the terms and conditions of this Agreement and without Encumbrances (other than Encumbrances imposed by any applicable securities laws);

6.4.2
it is a limited liability company duly organized and validly existing and (to the extent such concept applies under the laws of its state or country of organization) in good standing under the laws of its state or country of organization, as referred to in this Agreement. It has all requisite limited liability company power and authority to enter into and perform its obligations under this Agreement;

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6.4.3
it has all requisite limited liability company power and authority to execute this Agreement and this Agreement will on execution constitute a valid and binding obligation on it in accordance with its provisions and is and will be enforceable against it, subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or similar legislation affecting creditors’ rights generally;

6.4.4
the execution and delivery by PDV of this Agreement and all agreements, certificates, instruments, documents and writings that are contemplated by this Agreement to be delivered by PDV, and the performance by PDV of its obligations hereunder and thereunder have been (as to this Agreement and any other documents delivered as of the date hereof), or will have been as of Completion (as to all other such documents), duly authorized by all required limited liability company action;

6.4.5
neither the execution of this Agreement or performance of the obligations contemplated herein will conflict with or result in a breach, default or violation of its limited liability company agreement or any other organizational documents or violate any Applicable Law binding upon it;

6.4.6
the execution of this Agreement does not require any approval, consent, authorization or act of, or the making by it of any declaration, filing or registration with, or notification to, any Governmental Authority, other than the approval of the Competition Authority;

6.4.7
except for Deutsche Bank Securities Inc., no broker, finder, investment banker or other Person engaged by PDV is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated by this Agreement; and

6.4.8
other than Purchaser’s rights as contemplated by this Agreement, there are no options, warrants, calls or other rights or agreements outstanding obligating PDV or, to the PDV Knowledge, the Company to issue, deliver or sell equity of the Company or debt securities, or obligating PDV or, to the PDV Knowledge, the Company to grant, extend or enter into any such option, warrant, call or other such right or agreement.

6.5	The Purchaser represents and warrants to each of the EM Vendors and PDV that:

6.5.1
it is a limited liability company duly formed and validly existing and (to the extent such concepts applies under the laws of its country) in good standing under the laws of its state or country of formation, as referred to in this Agreement. It has all requisite limited liability company power and authority to enter into and perform its obligations under this Agreement;

6.5.2	it has all requisite limited liability company power and authority to execute this Agreement and this Agreement will on execution constitute a valid and binding

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obligation on it in accordance with its provisions and is and will be enforceable against it, subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or similar legislation affecting creditors’ rights generally;

6.5.3
the execution of this Agreement has been duly and validly approved by the managers/directors and by all required other action, if any. All necessary consents have been, or will be, obtained to enable it to perform its obligations under this Agreement;

6.5.4
neither the execution of this Agreement or performance of the obligations contemplated herein will conflict with or result in a breach, default or violation of its operating agreement or any other organizational documents or violate any Applicable Law binding upon it;

6.5.5
the execution of this Agreement does not require any approval, consent, authorization or act of, or the making by it of any declaration, filing or registration with, or notification to, any Governmental Authority or third party, other than the approval of the Competition Authority;

6.5.6
the Purchaser has and will have sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the sum of the Purchase Price, the Estimated Other Working Capital Amount and the Estimated Hydrocarbon Inventory Amount and all other amounts payable by the Purchaser pursuant to this Agreement or otherwise necessary to be paid by the Purchaser to consummate the transactions contemplated hereby;

6.5.7
immediately after giving effect to the consummation of the transactions contemplated by this Agreement, (a) the fair saleable value of the assets of the Purchaser and its subsidiaries (including the Company and the Subsidiaries) will be greater than the total amount of their liabilities; (b) the Purchaser and its subsidiaries (including the Company and the Subsidiaries) will be able to pay all debts and obligations in the ordinary course of business as they become due; and (c) the Purchaser and its subsidiaries (including the Company and the Subsidiaries) will have adequate capital to carry on their businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchaser or its subsidiaries (including the Company and the Subsidiaries);

6.5.8
the Purchaser: (a) is acquiring the Member Interests for its own account, for investment purposes only and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Member Interests in violation of the U.S. federal securities laws or any applicable non-U.S. or state securities law; (b) is, and at the Completion Date, will be, an “accredited investor” as defined in Rule 501(a)(1) of Regulation D promulgated under the U.S. Securities Act of 1933, as amended; (c) is not a

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registered broker-dealer under Section 15 of the U.S. Securities Exchange Act of 1934, as amended; (d) understands that the acquisition of the Member Interests to be acquired pursuant to the terms of this Agreement involves substantial risk; (e) has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Member Interests, and has so evaluated the merits and risks of such investment; (f) is able to bear the economic risk of an investment in the Member Interests and is able to afford a complete loss of such investment; (g) understands that the Member Interests to be acquired pursuant to this Agreement have not been registered under the U.S. Securities Act of 1933, as amended; (h) acknowledges that such securities may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the U.S. Securities Act of 1933, as amended, and any other provision of applicable state securities laws or pursuant to an applicable exemption therefrom; (i) acknowledges that there is no public market for the Member Interests; and (j) understands that the Member Interests are being offered and sold to the Purchaser in reliance on specific exemptions from the registration requirements of the U.S. federal and state securities laws and that the Vendors are relying in part upon the truth and accuracy of, and the Purchaser’s compliance with, the warranties, agreements, acknowledgements and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Member Interests;

6.5.9
no broker, finder, investment banker or other Person engaged by the Purchaser or the Guarantor is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated by this Agreement; and

6.5.10
the Purchaser and its Representatives are not aware of any facts or circumstances that would serve as the basis for any breach of any Warranty made by an EM Vendor or PDV in Clause 6 or any breach of any covenants of an EM Vendor or PDV contained in this Agreement. The Purchaser acknowledges and agrees that, following Completion, it shall be deemed to have waived in full any breach of any Warranty made by an EM Vendor or PDV in Clause 6 of which the Purchaser is aware at Completion and any breach of any covenant of an EM Vendor or PDV contained in this Agreement of which the Purchaser is aware at Completion. The Purchaser acknowledges and agrees that it shall be deemed to have actual knowledge of all information now or hereafter included in the Schedules hereto and/or the Due Diligence Materials.

6.6
If it is found, that any of the Warranties made by a Vendor in this Agreement were in any material respect untrue, misleading, incorrect or unfulfilled, the Purchaser shall deliver to the Vendors a notice in writing seeking to recover from the applicable Vendor the amount of damages or Losses suffered. Such notice shall describe in reasonable detail the underlying facts (including, but not limited to, the amount of reasonably anticipated damage) of the

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Losses or a Claim for breach of Warranty to the extent then known and shall be delivered to the Vendors within thirty (30) Business Days after (a) the Purchaser actually became aware of the Losses or a Claim for breach of Warranty or (b) receipt by the Purchaser of a notice of Claim made or threatened to be made by any Person or Governmental Authority which may give rise to a Claim for breach of Warranty.

6.7
Any liability of a Vendor for Losses or a Claim for breach of Warranty shall be reduced or excluded completely if, and to the extent, that any damages arising from such breach have been caused or aggravated by virtue of the Purchaser’s failure to give notice of such Losses or Claim within the time periods in Clause 6.6. Notwithstanding anything contained in this Agreement to the contrary, no Vendor shall have any liability for any claim for breach of Warranty unless the Purchaser shall deliver to the Vendors notice of such claim on or before thirty (30) days after the Warranty Termination Date. Any claim duly notified to the Vendors prior to thirty (30) days after the Warranty Termination Date pursuant to Clause 6.6 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably precluded and forfeited six (6) months after the Warranty Termination Date, unless legal proceedings have been initiated by the Purchaser with respect to said claim and the Purchaser is vigorously pursuing such claim. The Purchaser and its Affiliates shall not settle any claims which may give rise to a claim for breach of Warranty without the applicable Vendor’s consent (such consent not to be unreasonably withheld or delayed beyond seven (7) Business Days).

6.8
The amount of Losses suffered as a direct consequence of a breach of a Warranty shall be the exclusive remedy for such breach, in accordance with the limitations set forth in Clause 6.1. Notwithstanding any other provision of this Agreement, the Purchaser shall have no Claim against any Vendor or any of its Affiliates, and no Vendor nor any of its Affiliates shall have any liability or obligation related to this Agreement or any agreement, certificate, instrument, document or writing contemplated by this Agreement to be delivered by any Vendor or any Vendor Affiliate or otherwise in connection with the transactions contemplated hereby or thereby for any indirect, consequential, incidental, exemplary, punitive, special, remote or speculative damages, damages arising out of business interruption or lost profits, loss of enterprise value, diminution in value of any business, damage to reputation or loss of goodwill or any damages arising through the application of any multiplier to any losses (except with respect to any such amounts payable by Purchaser to a Governmental Authority as a result of a Vendor breach of a Warranty). Any damages paid as a result of a Claim for breach of Warranty shall be considered a Purchase Price adjustment. The Purchaser acknowledges that, except as expressly set forth in this Clause 6, it has no remedies with respect to any Claim against any Vendor or any Vendor Affiliate under this Agreement, whether for breach of Warranty, breach or failure to comply with any other provision of this Agreement or otherwise; in particular, rescission of this Agreement or the assertion of defects of the Purchaser’s intentions in the conclusion of this Agreement are excluded.

6.9	Notwithstanding any other provision of this Agreement, the Purchaser agrees that, except for the Warranties made by each of the EM Vendors and PDV that are expressly set forth in

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this Clause 6, no other representation or warranty of any kind has been made or shall be deemed to have been made by or on behalf of a Vendor, the Company or any of their respective Affiliates, directors, officers, employees, representatives or agents nor shall any representation or warranty of any kind be implied in any manner whatsoever. Without limiting the generality of the foregoing, and notwithstanding the Warranties made by each of the EM Vendors and PDV that are expressly set forth in this Clause 6, the Purchaser agrees that no representation or warranty of any kind has been made or shall be deemed to have been made by or on behalf of any Vendor, the Company or any of their respective Affiliates, directors, officers, employees, representatives or agents with respect to any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof), future financial condition (or any component thereof) or prospects of the Company or any Subsidiary or the future business, operations, affairs or prospects of the Company or any Subsidiary heretofore or hereafter delivered to or made available to the Purchaser or its Affiliates.

6.10
The Purchaser acknowledges that it has received all information required or needed by it and its representatives to evaluate the information and the documentation made available by the Vendors. The Purchaser acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon has formed an independent judgment concerning, the Company, the Company’s activities and prospects, the Subsidiaries and the Properties, and the Purchaser has been furnished with or given full access to such information about the Company, the Company’s activities and prospects, the Subsidiaries and the Properties as the Purchaser has requested. The Parties agree that such due diligence investigation by the Purchaser and its representatives shall be taken into account in determining whether there has been any breach or inaccuracy of any of the Warranties, to the extent information relating to such breach or inaccuracy was made available prior to Completion in the Due Diligence Materials, whether or not such information is specifically set forth in any Schedule to this Agreement or any related agreement. In connection with the Purchaser’s investigation of the Company, the Company’s activities and prospects, the Subsidiaries and the Properties, the Purchaser and its Affiliates may have received from the Company, the Vendors or their respective Affiliates certain projections and other forecasts for the businesses of the Company and the Subsidiaries and certain estimates, plans and budget information. The Purchaser acknowledges and agrees that (a) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets, (b) the Purchaser is familiar with such uncertainties, (c) the Purchaser is taking full responsibility for making its own evaluations of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it or its Affiliates and (d) the Vendors have made and make no representation or warranty of any kind with respect thereto. The Vendors shall not be required to grant access to or furnish any other information to the Purchaser or any of its Affiliates.

6.11	The Purchaser will provide documentation to reasonably evidence the accuracy of Clause 6.5.6 as any Vendor may reasonably request to confirm Purchaser’s financial capacity.

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6.12
The Purchaser undertakes that prior to Completion neither it nor any of its Affiliates will enter into any agreement relating to the resale of the Member Interests or the sale by the Company of any of the Company’s assets to any Person other than an Affiliate of Purchaser.

6.13	Notwithstanding any other provision of this Agreement:

6.13.1
the Purchaser acknowledges that the Property has been used for industrial purposes including processes relating to the refining, manufacture, storage, distribution and marketing of petroleum and petroleum based products and other chemicals, and that the soil and sub-soil of the Property and land and water adjacent thereto and drains, sewers, pipes, water courses and water table at, under or in the vicinity of the Property are or may have been contaminated by oil or other Hazardous Substances and that Hazardous Substances may have been disposed of at other locations. The Purchaser agrees and acknowledges that no Vendor nor any of their respective Affiliates, directors, officers, agents, employees or representatives gives any warranty or representation as to the state or condition of the Property or facilities, or land or water adjacent thereto, or their suitability for any future use or to the condition or practices of any off-site disposal facility or their compliance with Environmental Laws.

6.13.2	the Purchaser agrees:

(a)
that any obligation (whensoever arising) to investigate or to carry out remedial work, or to reimburse others for carrying out remedial work, on the soil, sub-soil, drains, sewers, pipes, water courses and water table at, under or adjacent or related to the Property (including in respect of ground water or any property in the vicinity to which any contamination may have spread from the Property) may give rise to an Environmental Liability of the Company or the Subsidiaries and that neither the Vendors nor their respective Affiliates nor any of their officers, directors, managers, employees, agents or insurers shall have any liability in respect of the same including, without limitation, under this Agreement;

(b)
not to submit, and to procure that there are not submitted by any of the Purchaser’s Affiliates (now or in the future) or by any other Person, to the Vendors or their respective Affiliates or their directors, managers, employees, agents or insurers any Claims relating in any way to any investigation or to the state and condition or remediation of any of the Property and drains, sewers, pipes, water courses and water table at, under or adjacent to the Property (including in respect of ground water or any property to which any contamination may have spread from the Property) against any Vendor or any Affiliate of a Vendor, or any of their officers, directors, managers, employees, agents or insurers;

(c)	that no insurance cover is provided to the Purchaser or the Company or the Subsidiaries under any of the Vendor Policies, and no Claim will be made

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by or through the Purchaser or by any of the Purchaser’s Affiliates under any of the Vendor Policies; and

(d)
that, to the extent permitted by Applicable Law, it will procure that the Company or Subsidiaries and their successor shall not use or convey any Property to be used for residential, hospital or other health care, playground, school or other educational or agricultural uses unless the relevant Property shall have been remediated to (i) the standards required by Applicable Law or Legislation for such use or (ii), in the absence of such standards, generally accepted risk based standards.

6.14
The Purchaser acknowledges that the assets of the Company and/or the Subsidiaries may contain petroleum product that is held for the account of third parties (including third party shippers). The Purchaser acknowledges and agrees that title to any such product shall remain with the applicable third party and that the Company or the Subsidiary, as applicable, retains the obligation to deliver such contents in accordance with existing arrangements with such third party, whether under a published tariff or a private transportation or storage agreement. To the extent that petroleum products have been offered for shipment, whether under a published tariff or pursuant to rights under a private transportation agreement, but not yet delivered to the Company or a Subsidiary, the Purchaser shall cause the Company or the Subsidiary, as applicable, to receive those products for transportation in the ordinary course of business.

6.15
The Vendors have informed the Purchaser that certain of the Company’s assets described on Schedule 6.15 (the “Municipally Financed Property”) have been financed by the EM Vendors with the proceeds of certain bonds (the “Bonds”) issued as part of a financing on November 19, 1996. The Bonds have a maturity date of November 1, 2026. The Vendors have provided the Purchaser copies of the relevant agreements and the final Offering Circular issued in connection with the Bonds and copies of the relevant agreements issued in connection with the Bonds. (Such documents are listed on Schedule 6.15). The following terms and conditions shall be applicable to the Bonds and the Municipally Financed Property:

6.15.1	The Purchaser shall have no liability under the Bonds.

6.15.2
The Purchaser represents and warrants to the Vendors that it has no present intention of allowing the disposal or abandonment of the Municipally Financed Property nor of directing the use of the Municipally Financed Property for purposes other than pollution control (a “Qualifying Purpose”) and that it intends to cause the Municipally Financed Property to be operated as pollution control facilities.

6.15.3
The Purchaser agrees that if any of the Municipally Financed Property is retired from service, or ceases to be used for a Qualifying Purpose, it will provide written notice to the Vendors within ten (10) days of the decision to retire such property or the date such property ceases to be used for such Qualifying Purpose, describing in such detail as the Vendors may reasonably require the facilities or equipment retired from service or ceasing to be used for a Qualifying Purpose and the use, if

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any, that is intended to be made of such property. The Purchaser further agrees to notify the Vendors within ten (10) days of the occurrence of any of the following events and the Purchaser shall not be obligated to take any further action with respect to the Bonds:

(a)
the Municipally Financed Property is damaged or destroyed to such an extent that either (i) the required restoration and repair could not reasonably be expected to be completed within a period of six (6) months after commencement of restoration or repair, (ii) the Purchaser (or any subsequent assignee) is prevented or would likely be prevented from using the Municipally Financed Property for its normal purposes for a period of six (6) months or more or (iii) the cost of restoration and repair would exceed Twenty Million US Dollars (US $20,000,000);

(b)
title to the whole or any part of the Municipally Financed Property or the use or possession thereof is taken or condemned by a Governmental Authority to such an extent that the Purchaser (or any subsequent assignee) is prevented or would likely be prevented from using the Municipally Financed Property for its normal purposes for a period of six (6) months or more;

(c)
changes, which the Purchaser cannot reasonably control or overcome, in the economic availability of materials, supplies, labor, equipment and other properties and things necessary for the efficient operation of the Municipally Financed Property as pollution control or sewage facilities shall have occurred, or technological or other changes shall have occurred, which render the continued operation of the Municipally Financed Property uneconomic for such purposes; or

(d)
unreasonable burdens or excessive liabilities are imposed upon the Purchaser (or any subsequent assignee) with respect to the Municipally Financed Property or the operation of the Municipally Financed Property, including, Taxes other than such Taxes as are currently imposed on the Completion Date, including, but without limitation, ad valorem taxes imposed on the Completion Date, upon privately owned property used for the same general purposes as the Municipally Financed Property.

6.15.4
The Purchaser agrees not to sell or otherwise transfer the Municipally Financed Property to any Person unless the buyer or transferee agrees to comply with the requirements of this Clause 6.15. The Purchaser further agrees that, upon any sale, conveyance or other transfer of the Municipally Financed Property or transfer of control of the Municipally Financed Property to any Person, it shall include a provision similar to this Clause 6.15 in any document of sale, conveyance or other transfer of the Municipally Financed Property or any document transferring control of the Municipally Financed Property.

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6.15.5
The Purchaser shall allow the EM Vendors and their agents reasonable access to the Municipally Financed Property at reasonable times and upon reasonable notice and shall provide such additional information as the EM Vendors may reasonably request for the purpose of determining whether the Municipally Financed Property is being used for a Qualifying Purpose or for determining whether or demonstrating that the Bonds (or any bonds issued to refund the Bonds) are, were or will be exempt from Tax.

6.15.6
The EM Vendors agree to give the Purchaser notice within ten (10) days after any refinancing of the Bonds using tax exempt bonds. The EM Vendors further agree to give the Purchaser notice within ten (10) days after any redemption of the Bonds and, to the extent all Bonds have been redeemed, the EM Vendors’ obligation under this Clause 6.15.6.

6.16
To the extent necessary, the Vendors consent, and will reasonably cooperate with the Purchaser in obtaining any further documentation of such consent, to the Purchaser continuing to use the current auditors contracted by the Company. If information (including specific information related to business transactions of the Company or its Subsidiaries with any of the Vendors as a counterparty) required by the Purchaser or the Purchaser’s auditors is not otherwise available to Purchaser, during the Interim Period and for up to nine (9) months after Completion, each of (a) the EM Vendors and (b) PDV represent and warrant that the Vendors shall reasonably cooperate, at the Purchaser’s sole cost and expense, with reasonable requests from the Purchaser and/or its auditors for such information, as needed to prepare historical audited or unaudited quarterly financial statements regarding assets within the Refinery or the Logistics Assets. Any reasonable request from the Purchaser shall be limited to information for the period from January 1, 2012 through Completion. The Vendors shall have no other obligations regarding Purchaser’s preparation of any financial statements other than as contained in Clause 6.2.1 and this Clause 6.16. Any request to be made to the Vendors under this Clause 6.16 shall be made only to a point of contact to be identified by the Vendors. Furthermore, the Purchaser acknowledges that the Vendors’ ability to cooperate with any requests under this Clause 6.16 shall be subject to the information requested being readily available to the Vendors and the fact that after Completion certain systems, data, records and information may not be accessible by the Vendors or by Affiliates of the Vendors.

CLAUSE 7.    INDEMNITY PROVISIONS

7.1
From and after Completion and subject to the provisions of this Clause 7, (i) the EM Vendors shall indemnify and hold harmless each of the Purchaser Indemnified Parties from and against any and all Losses to the extent arising from any pre-Completion employment-related Claims (including pension Claims) asserted by any Employee of the EM Vendors or their Affiliates performing the Company’s or the Subsidiaries’ businesses, and (ii) the Vendors shall, severally and not jointly, indemnify and hold harmless the Purchaser, the Purchaser’s Affiliates and the officers, directors, managers, employees, representatives and

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agents of the Purchaser and of the Affiliates of the Purchaser from and against any and all Losses to the extent arising from any pre-Completion Off-Site Disposal Activities.

7.2
From and after Completion, the Purchaser shall indemnify, hold harmless and defend each of the Vendors’ Indemnified Parties against any claim, liability or Loss of whatever nature (including legal costs relating thereto) arising out of the Company’s or the Subsidiaries’ ownership or operation of their businesses or of any of their assets and received or arising prior to, on or after the Completion Date; provided that, the Purchaser’s indemnity shall not be applicable to claims, liabilities or losses to the extent (i) directly arising with respect to breaches of Warranty by the Vendors given under Clause 6 for which notice is given by the Purchaser prior to thirty (30) days after the Warranty Termination Date, (ii) attributable to Clause 7.1 or (iii) excluded under Clause 13.1. The obligations under this Clause 7.2 are in no way in limitation of, any other indemnity obligations of the Purchaser set forth herein.

7.3
Without limiting the generality of the provisions of Clause 7.1, the Purchaser undertakes to indemnify, hold harmless and defend each of the Vendors’ Indemnified Parties from and against all Environmental Liabilities (including but without limitation any legal fees) arising directly or indirectly from, or in connection with, or as a result of any of the following:

7.3.1
any Environmental Matter relating in any way to any of the Property, or the activities of the Company or the Subsidiaries or their respective predecessors, or any act or omission, neglect or default whether before or after the date of this Agreement of the Company or the Subsidiaries or their respective predecessors or the Purchaser or any of the Purchaser’s Affiliates at the Property, or any employee or agent thereof, or any Person for whom any such Person is vicariously liable;

7.3.2
any Environmental Law relating to any of the Property, or the activities of the Company or the Subsidiaries or their respective predecessors, or any act, omission, neglect or default whether before or after the date of this Agreement of the Company or the Subsidiaries or their respective predecessors or any of the Purchaser’s Affiliates relating to any Property, or any employee or agent thereof, or any Person for whom any such Person is vicariously liable;

7.3.3
the carrying out, or failure to carry out, or defective or negligent carrying out of any investigation or remedial works in relation to Environmental Matters whether before or after the date of this Agreement; and

7.3.4
any claim made by or through the Purchaser, or the Company, or the Subsidiaries, or any person subrogated to the Purchaser’s rights, including its insurer, against any of the Vendor Policies, including any Claims for reinsurance, retrospective premium payments or prospective premium increases.

7.4
Notwithstanding anything to the contrary in this Agreement, if Completion occurs, effective as of Completion, the Purchaser, on behalf of itself and its equityholders, subsidiaries (including the Company and the Subsidiaries following Completion), Affiliates, representatives, direct and indirect parent companies, employees, managers, officers and

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directors, and each of their respective predecessors, successors and assigns, (each, a “Purchaser Releasor” and collectively, the “Purchaser Releasors”), (a) hereby releases, acquits and forever discharges, to the fullest extent permitted by Applicable Law, each Vendor and its past, present and future equityholders, subsidiaries, Affiliates, representatives, direct and indirect parent companies, employees, managers, officers and directors, and each of their respective predecessors, successors and assigns (each, a “Vendor Releasee” and collectively, the “Vendor Releasees”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, liabilities, debts, dues and suits of every kind, nature and description whatsoever, arising directly or indirectly out of, in connection with or relating to the business and operations of the Company and the Subsidiaries or the Vendors’ direct or indirect ownership of the Company or any of the Subsidiaries or any of their respective equity investments, businesses, assets, properties or liabilities, which such Purchaser Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever on, prior to or after the Completion Date, including, for the avoidance of doubt, with respect to any Environmental Matter, Environmental Liability and Environmental Law (including the Comprehensive Environmental Response, Compensation, and Liability Act or similar international, foreign, federal, regional or state Applicable Law or Legislation), and (b) agrees not to, and agrees to cause each other Purchaser Releasor and its and their respective equity holders, subsidiaries, Affiliates and representatives and each of their respective successors and assigns not to, assert any claim against the Vendor Releasees; provided, however, that the release contained in this Clause 7.4 shall not affect any right of the Purchaser contained in this Agreement or the Vendors’ obligations under Clause 7.1. It is the intention of Purchaser in executing the release contained in this Clause 7.4, and in giving and receiving the consideration called for herein, that the release contained in this Clause 7.4 shall be effective as a full and final accord and satisfaction and general release of and from all matters referred to in this Clause 7.4 and the final resolution by the Purchaser and the other Purchaser Releasors of all such matters.
CLAUSE 8.    TRADEMARKS

8.1
The Purchaser acknowledges and agrees that all Trademarks are and shall remain the property of the applicable Vendor and from and after Completion, neither the Purchaser, nor the Company or any Subsidiary, has any right to use or display any Trademark. The Purchaser shall ensure that the Company and the Subsidiaries cease the use or display of any Trademark.

8.2
The Purchaser will indemnify, hold harmless and defend each of the Vendors’ Indemnified Parties against any losses, costs, damages and expenses they incur or suffer as a result of the use of Trademarks by the Company, the Subsidiaries or any other Affiliate of the Purchaser after the Completion Date with respect to Claims made by third parties.

8.3
The Purchaser agrees not to use, disclose, or display any material or information in which a Vendor retains Intellectual Property rights after the Completion Date without the applicable Vendor’s prior written consent.

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CLAUSE 9.    PERSONNEL

9.1
The Purchaser acknowledges that as of the date of this Agreement and immediately prior to Completion, the Employees performing the Company’s and the Subsidiaries businesses are employees of the EM Vendors or their Affiliates (other than the Company).

9.2
The EM Vendors will provide the Purchaser with a list of Employees within ten (10) days following the Effective Date. The EM Vendors agree to update such list and the Benefits information set forth on Schedule 1.1.6 no later than thirty (30) days prior to Completion or such other date as mutually agreed between the EM Vendors and the Purchaser. No later than ten (10) days after the EM Vendors’ delivery of updated employee and Benefits information, the Purchaser shall offer employment to all of the listed Employees, and such offers of employment shall be contingent upon Completion occurring and shall be effective as of Completion. Non-represented employees will be required to return to the Purchaser an employment application to facilitate the receipt of an offer. The Purchaser shall communicate that failure to return the employment application to the Purchaser by a date certain shall be treated as if it were a rejection of an offer of employment from the Purchaser. Any individual on the list of Employees provided to the Purchaser who is on short-term disability or a leave of absence upon the Effective Date and who returns a completed employment application will be made an offer of employment by the Purchaser, such offer of employment being contingent upon their return to work within one hundred eighty (180) days after the Effective Date. At Completion, the Purchaser shall provide the EM Vendors with a true, complete and accurate: (a) list of all Employees who were offered and have accepted the Purchaser’s offer of employment; and (b) list of Employees who were offered, but have not accepted the Purchaser’s offer of employment. The Purchaser shall comply with the employment and benefit obligations as set forth in Schedule 9.2.

9.3
The Purchaser undertakes to ensure that following Completion all Employees who accept offers and begin employment, whether employed by the Purchaser, a Purchaser Affiliate, the Company or any Subsidiary of the Company, will be treated in a professional and fair manner and, following Completion, the Purchaser shall procure that the terms and conditions of employment of the Employees will remain comparable in the aggregate to those in effect at Completion for a reasonable period, but in no event less than 12 months following the Completion Date or, to the extent that this is not possible in respect of an Employee, will be no less favorable than the terms and conditions applicable to the Employee immediately prior to Completion. If after Completion the Purchaser implements a selection process for retention, appointment, redundancy or similar purposes, the Purchaser undertakes to procure that Employees are given an equal opportunity in respect of employees of the Purchaser and its Affiliates. The Purchaser further undertakes to procure that in the case of such a selection process, for a reasonable period after Completion, but no less than twelve (12) months following the Completion Date, the Purchaser will apply redundancy terms and conditions no less favorable for an affected Employee than those contained in the EM Vendors’ Benefit Plans. The Purchaser agrees that, as of Completion, the Purchaser shall recognize the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local No. 13-522 (the “Union”) as the exclusive

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representative of the bargaining unit of those Employees identified herein as members of said bargaining unit at the Refinery. Purchaser shall adopt the collective bargaining agreement and all existing current Memoranda of Agreement listed on Schedule 9.3 (collectively, the “CBA”), and they shall remain in effect for the remaining duration of the CBA except for mutually-agreed-to changes. The terms and conditions set forth in this Clause 9.3 shall apply to the bargaining unit Employees of the Union; however, this Agreement in no way limits ExxonMobil, the Union or the Purchaser’s exercise of their respective rights and duties set forth in the CBA. The Purchaser acknowledges that the EM Vendors are unable to produce the Refinery’s Successor Side Letter prior to the Effective Date. The EM Vendors acknowledge to the Purchaser that the Affiliates of the EM Vendors have other refinery sites that also have agreement with the Union and the successor side letters at those sites contain the national terms identified on Attachment A to Schedule 9.3. The EM Vendors represent to the Purchaser that, to the best of the EM Knowledge, (i) the language contained in such Attachment A is also contained in the Successor Side Letter executed by ExxonMobil and (ii) based on the EM Vendors’ review of the side letters for other sites, there is no language contained in the Successor Side Letter for the Refinery that would create any other material obligations for the Purchaser or otherwise impose material burdens on the Purchaser that have not already been disclosed. In addition, the EM Vendors agree to undertake after the Effective Date the steps reasonably necessary to obtain from the Union such Successor Side Letter.

9.4
The Purchaser shall have no liability for nor bear any expense for any Vendor retirement benefit plans including any pension, retiree medical or any other such plan effective with any Vendor (the “Vendor Retirement Plans”). Any benefits Employees are entitled to or receive under the Vendor Retirement Plans shall remain a responsibility of the EM Vendors and the EM Vendors shall, in accordance with Clause 7.1, defend, indemnify and hold harmless the Purchaser, exclusive of the limits set forth in Clause 6, for Claims related to the Vendor Retirement Plans. The Purchaser intends to implement its own pension and other retirement plans as it offers to its existing employees (“Purchaser Retirement Plans”) for Employees it hires effective on the Completion Date.

9.5
The EM Vendors have the right to decide to allow all or a subset of certain employees who are within 3 years of retirement eligibility under the EM Vendors’ Benefit Plans, as of the Completion Date, the ability to grow into ExxonMobil retiree status (“Selected Retiree Grow-Ins”), such decision being within the EM Vendors’ sole discretion.  In the event such decision is made, the EM Vendors will provide written notice to the Purchaser prior to the Completion Date of that decision.  Furthermore, the EM Vendors will provide the Purchaser with a list of the Selected Retiree Grow-Ins. Upon receipt of this notice and the list of the Selected Retiree Grow-Ins by the Purchaser prior to the Completion Date, the Purchaser shall keep on its payroll the Selected Retiree Grow-Ins for an additional period as the individual circumstances dictate not to exceed three (3) years from the Completion Date (i.e., the Purchaser shall keep on its payroll each Employee at least until such Employee meets the requirements for eligibility for retirement under the EM Vendors’  Benefit Plans, are at least fifty-five (55) years old, and with at least fifteen (15) years of service with an EM Vendor or an Affiliate thereof), unless such Selected Retiree Grow-In voluntarily leaves

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or is terminated due to death or disability, or is discharged for cause or, for non-represented Selected Retiree Grow-Ins, after failing to successfully complete a performance improvement plan. Nothing herein prevents the EM Vendors from declining to exercise this right.

9.6
The Purchaser shall have no liability with respect to the Benefit Plans after Completion in line with the current terms set out in Schedule 1.1.6, except that the EM Vendors shall retain liability for all benefits accruing up to the Completion Date with respect to the Employees under the Vendor Retirement Plans. The Purchaser undertakes to indemnify, hold harmless and defend each of the Vendors’ Indemnified Parties and their respective Affiliates against any claim arising after Completion out of or in connection with any benefit plan offered by Purchaser to the Employees.

9.7
The Purchaser undertakes to communicate its commitments relating to Clauses 9.1 - 9.5 through a letter to all Employees no later than ten (10) Business Days following signature of this Agreement. Such letter and all other general communications to the Employees shall be reviewed by the EM Vendors prior to communication to the Employees.

9.8
Each Vendor undertakes that for a period of thirty-six (36) months after the Effective Date, neither such Vendor nor any of its Affiliates shall, alone or with any other person and in whatever capacity, solicit or endeavor to entice to leave the service or employment of the Purchaser or the Company, any then current employee of the Purchaser or the Company, provided, that this paragraph shall not preclude the Vendors or their respective Affiliates from soliciting for employment or hiring any such employee who (a) responds to a general solicitation through a public medium or general or mass mailing by or on behalf of a Vendor or any of its Affiliates that is not targeted at employees of the Companies or any of the Companies’ Affiliates, or (b) contacts a Vendor or its Affiliates directly on such individual’s own initiative.

9.9
The Purchaser undertakes that for a period of thirty-six (36) months after the Effective Date, the Purchaser and its Affiliates shall not, alone or with any other person and in whatever capacity, solicit or endeavor to entice to leave the service or employment of any Vendor or any Affiliate of a Vendor, any then current employee of a Vendor or any of their respective Affiliates, provided, that this paragraph shall not preclude the Purchaser or its Affiliates from soliciting for employment or hiring any such employee who (a) responds to a general solicitation through a public medium or general or mass mailing by or on behalf of the Purchaser or any of its Affiliates (including general communications to all the Employees as part of the transition process) that is not targeted at employees of a Vendor or any Vendor’s Affiliate, or (b) contacts the Purchaser or its Affiliates directly on such individual’s own initiative. In the event that any employee listed on Schedule 1.1.40 approaches the EM Vendors about the potential of such employee seeking employment with the Purchaser post Completion, the EM Vendors agree not to prohibit such employee from doing so.

9.10
Should the Purchaser or any of Purchaser’s Affiliates be required by Applicable Law or applicable Legislation to announce the contemplated sale by the Vendors and purchase by the Purchaser of the Member Interests (as contemplated in this Agreement) to their

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employees or employees’ representative bodies, then the Purchaser shall agree with the Vendors, before such announcement is made, on the timing and form of such announcement.

9.11
For the avoidance of doubt, nothing in this Agreement shall restrict the EM Vendors or their Affiliates, the Company or the Subsidiaries before the Completion Date in informing or consulting with its employees regarding the change in ownership of the Company or the Subsidiaries as they shall think fit or as required by Applicable Law.

9.12
The Purchaser acknowledges and warrants to the Vendors that the Purchaser’s actions in connection with the transactions contemplated by this Agreement will not result in a “plant closing” or “mass layoff” within the meaning of the WARN Act. The Purchaser shall indemnify, hold harmless and defend each of the Vendors’ Indemnified Parties against any expense incurred by any Vendor, including reasonable attorneys’ fees, if applicable, in connection with the application of the WARN Act to a Vendor as a result of the Purchaser’s actions related to the transactions contemplated by this Agreement; provided that, prior to Completion, no EM Vendor will temporarily or permanently close or shut down any “single site of employment” or any “facility” or any “operating unit,” “department” or “service” within a single site of employment, as such terms are used in the WARN Act, within or constituting part of the assets being conveyed pursuant to this Agreement. The Vendors represent that the Company has not had, and will not have, any such closures or shutdowns within the period of at least ninety (90) days prior to Completion. The Vendors agree not to take any action or contribute to any liability of the Purchaser under the WARN Act, including, without limitation, laying off any Employee between the Effective Date and Completion, without Purchaser’s written consent, provided that the Vendors may discharge Employees for cause or poor performance consistent with a Vendor’s practices without such consent.

9.13
From and after Completion, the Purchaser and the EM Vendors shall cooperate to ensure an orderly transition of the Employees who accept employment with the Purchaser. During the Interim Period, the Purchaser may request that the EM Vendors provide assistance to the Purchaser or the Company after Completion in order to continue an orderly transition of the Company and the Subsidiaries to the Purchaser and the EM Vendors will give due consideration to such request; provided, however, the decision to provide such assistance shall be at the EM Vendors’ sole discretion and the EM Vendors shall be under no obligation whatsoever to provide such assistance.

CLAUSE 10.    INSURANCE - VENDOR POLICIES

10.1
The Purchaser acknowledges that ExxonMobil maintains a worldwide program of property and liability insurance coverage for itself and its Affiliates. For purposes of this Agreement, the term “Vendor Policies” means, collectively, any and all of the insurance policies through which coverage is or has been provided by or to a Vendor, the Company, the Subsidiaries, any predecessor to any of the foregoing or any of their respective Affiliates, including, without limitation:

10.1.1	any policy issued to a Vendor or its predecessors;

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10.1.2
any policy issued directly to a Vendor, its Affiliate, the Company or any Subsidiary by a wholly-owned insurance company of a Vendor or a Vendor’s Affiliate (e.g., Ancon Insurance Company, Inc. as to ExxonMobil) (hereinafter referred to as a “Vendor Captive Insurer”);

10.1.3	any policy issued to a Vendor, its Affiliate, the Company or any Subsidiary by locally admitted insurers which are reinsured by a Vendor Captive Insurer;

10.1.4	any policy issued to the Company or any Subsidiary by locally admitted insurers which are self-insured by way of retrospective premiums paid by the relevant Affiliate; and

10.1.5	any other policy or coverage designed to achieve a coordinated risk management package for a Vendor and its Affiliates (e.g., the entire ExxonMobil Group).

10.2	It is understood and agreed by the Purchaser that from and after Completion:

10.2.1	No insurance coverage shall be provided under the Vendor Policies to the Purchaser or its Affiliates, including the Company and the Subsidiaries.

10.2.2
Any and all policies insured or reinsured by any Vendor Captive Insurer which, but for this provision would have insured the Company or the Subsidiaries shall be deemed terminated, commuted and cancelled ab initio.

10.2.3
No claims regarding any matter whatsoever, whether or not arising from events occurring prior to Completion, shall be made by the Purchaser, the Company or the Subsidiaries against or with respect to any of the Vendor Policies regardless of their date of issuance.

10.2.4
Any pre-paid premiums for insurance coverage under the Vendor Policies from and after the Completion Date shall be treated pro-rata as Inter-Affiliate Receivables; provided that, where a Vendor Captive Insurer utilizes the services of a local fronting company, any pre-paid premium amounts for insurance coverage from and after the Completion Date shall be a Company or Subsidiary receivable to be paid directly by the fronting company after Completion. Any unpaid premiums for insurance coverage provided to the Companies until the Completion Date under the Vendor Policies shall be treated pro-rata as Inter-Affiliate Payables.

10.3
Without limiting the generality of the provisions of Clause 7.1, the Purchaser shall indemnify and defend each Vendor and its Affiliates against, and shall hold them harmless from, any claim made after Completion against any of the Vendor Policies by the Purchaser, the Company, the Subsidiaries or any Person claiming any right to coverage under the Vendor Policies, including all costs and expenses (including attorneys’ fees) related thereto. Such indemnity shall cover, without limitation, any claim by an insurer for reinsurance, retrospective premium payments or prospective premium increases attributable to any such claim.

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10.4
The Purchaser acknowledges and agrees that the Vendors shall on or before the Completion Date cause the Company to pay all outstanding retrospective premiums to local insurers in respect to all policies referred to in Clause 10.1.4.

10.5
Notwithstanding any provision of this Agreement to the contrary, the Purchaser’s insurance policy or policies shall: (a) cover the Vendors and any Affiliate of a Vendor as additional insureds for liabilities arising from or assumed under this Agreement; and (b) be primary as to all other policies (including any deductibles or self-insured retentions). It is further agreed that the Purchaser and its insurer(s) providing coverage shall waive all rights of subrogation and/or contribution against the Vendors and any Affiliate of a Vendors to the extent liabilities are assumed by the Purchaser.

CLAUSE 11.    CONFIDENTIAL INFORMATION

11.1
The Parties shall treat confidentially, and shall not disclose, and shall cause each of its representatives to treat confidentially and not disclose, to any Person (except for Affiliates of a Party and their respective professional advisers and auditors) any Confidential Information of another Party. Either Party may disclose Confidential Information only to those of its representatives who need to know such Confidential Information for the purpose of implementing the transactions set forth herein. Neither Party shall use, nor permit its representatives to use, Confidential Information for any other purpose nor in any way that is, directly or indirectly, detrimental to the other Party.

11.2
Subject to Clauses 9.10 and 9.11, no press release, announcement or statement about this Agreement or the subject matter of, or any matter referred to in, this Agreement shall be made or issued before, on or after Completion by or on behalf of a Party without the prior written approval of the other Parties, provided that:

11.2.1
nothing shall restrict the making by a Party (even in the absence of agreement by the other Parties) of any statement or disclosure which may be required by Applicable Law or Legislation (including federal securities laws or applicable stock exchange regulations or labor laws) if it determines in good faith that it is required to do so; and

11.2.2
the Party making such announcement shall use all commercially reasonable efforts to provide the other, to the extent practicable, with prior notice and a reasonable opportunity to review the disclosure or announcement.

11.3
The Vendors will withdraw from the Company and the Subsidiaries by the Completion Date all information and documents identified on Schedule 11.3 (as such schedule may be modified by the Vendors prior to Completion) and all privileged communications (including attorney-client communications or work product) other than communications between the Company or a Subsidiary and its own outside counsel with respect to any litigation pending as of Completion.

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11.4
The Purchaser shall, and shall procure that the Company and the Subsidiaries shall, (a) promptly after its discovery, return to the applicable Vendor any Vendor’s Information that is not related primarily to the Business of the Company and the Subsidiaries, (b) hold in confidence any and all of the Vendors’ Information that is retained by the Company or a Subsidiary in accordance with this Agreement and (c) only use such retained Vendors’ Information as is necessary to conduct the continuing business of the Company or the Subsidiaries in accordance with the terms of this Agreement.

11.5
The Purchaser shall, and shall procure, that the Company and the Subsidiaries shall, hold in confidence, and not use for any purpose all technical information received from a Vendor or any Affiliate of a Vendor other than pursuant to the terms of a Technology Agreement.

11.6
Nothing in this Clause 11 shall prevent the Company or the Subsidiaries, subject to Clause 18, from disclosing to their representatives so much of the Vendors’ Information as is necessary to enable the Company or the Subsidiaries to continue its business operations as existing at the Completion Date; provided that such representatives are obligated to the Company or the Subsidiaries, as appropriate, in writing:

11.6.1	to hold such Vendors’ Information in confidence under secrecy obligations no less stringent than the ones hereunder; and

11.6.2	not to use such Vendors’ Information except as authorized by the Company

11.7	For the avoidance of doubt, the Parties’ obligations of confidentiality and restricted use in respect of the Technical Information are set forth in the Technology Agreements.
CLAUSE 12.    PATENTS; TECHNOLOGY

12.1
The EM Vendors shall, or shall cause their applicable Affiliates to, grant a non-exclusive, non-transferable, fully paid up license for the Company’s and the Wholly-Owned Subsidiaries’ use of the Technical Information and an immunity from suit under the Patent Rights of the EM Vendors and their Affiliates in the Company’s business operations as existing at the Completion Date. Such grants, and the terms thereof, shall be contained exclusively in the Refining and Chemical Technology Agreement and the Logistics Technology Agreement.

12.2
Notwithstanding the foregoing or any other terms of this Agreement, the Purchaser shall be solely responsible for obtaining any consents, assignments of rights or licenses with respect to any third party patents, copyrights, trademarks, trade secrets, technology or other Intellectual Property (including process and software licenses) used in the operation of the Company’s or any Subsidiary’s businesses.

12.3
No EM Vendor nor any Affiliate of an EM Vendor, makes any representation or warranty, express, implied or statutory, with respect to the Patent Rights or as to the Purchaser’s or the Company’s or the Subsidiaries’ freedom under the Intellectual Property rights of others to use the Technical Information or to operate under the Patent Rights of the EM Vendors

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or their Affiliates. Nothing in this Agreement shall be construed as an obligation on any EM Vendor or any Affiliate thereof to obtain or maintain Patent Rights.

12.4
The Purchaser acknowledges and agrees that neither it nor any of its Affiliates shall have any right to use the Intellectual Property of any Vendor from and after the Completion Date other than the limited rights with respect to certain Intellectual Property of the EM Vendors expressly set out in the Refining and Chemical Technology Agreement and Logistics Technology Agreement. Nothing in this Agreement shall be interpreted to expand any of those rights. For the avoidance of doubt, any Intellectual Property of an EM Vendor at any Property prior to the Completion Date that is not specified in the Technology Agreements shall be deemed to be excluded, and shall be returned or deemed returned to the applicable EM Vendor and excluded from use by the Purchaser or its Affiliates (including the Company and the Subsidiaries). The Technical Assistance Agreement shall set forth the fees payable by the Purchaser to the EM Vendors in consideration of the use of any additional EM Vendors’ technology outside the Refining and Chemical Technology Agreement and the Logistics Technology Agreement.

12.5
The Purchaser and the EM Vendors acknowledge and agree that, to the extent that any systems transition costs are incurred in connection with the Systems Information Transition Plan, such costs shall be allocated to the Parties in accordance with the provisions of Schedule 4.1.4.

CLAUSE 13.    TAXES AND REGISTRATION AND OTHER DUTIES

13.1
Notwithstanding any other provision of this Agreement, the Vendors shall (at their own expense) prepare or cause to be prepared and file or caused to be filed (A) the Final Partnership Federal Income Tax Return and (B) all other Tax Returns of the Company and its Subsidiaries required to be filed after the Completion Date for any taxable period ending on or before the Completion Date. Such Tax Returns (the “Vendor Prepared Returns”) shall be prepared on a basis consistent with past practice except to the extent otherwise required by Applicable Law, as determined by Vendor in good faith. With respect to the Tax Returns described in (B), the Vendors shall pay or cause to be paid all Taxes shown on such Tax Returns.

13.2
Purchaser shall prepare or cause to be prepared all Tax Returns of the Company and its Subsidiaries required to be filed after the Completion Date other than the Vendor Prepared Returns (the “Purchaser Prepared Returns”). The Purchaser Prepared Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by Applicable Law, as determined by Purchaser in good faith. Not later than twenty (20) days prior to the due date (including extensions) for filing any Purchaser Prepared Return (other than a Tax Return relating to sales, use, or payroll Taxes that are required to be filed contemporaneously with, or promptly after, the close of a taxable period), Purchaser shall deliver a copy of such Purchaser Prepared Return, together with all supporting documentation and workpapers, to the Vendors for their prompt review and comment. Purchaser will cause each Purchaser Prepared Return (as revised to incorporate Vendors’ timely reasonable comments) to be timely filed and will provide a copy of such Purchaser

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Prepared Return to the Vendors. Not later than three (3) days prior to the due date for the payment of Taxes with respect to any Purchaser Prepared Return, the Vendors shall pay or cause to be paid to Purchaser the amount of any Taxes attributable to a Pre-Completion Tax Period (determined in accordance with Clause 13.3 with respect to Straddle Periods) shown on such Purchaser Prepared Return (“Pre-Completion Taxes”). Any Tax refunds that are received by Purchaser or the Company and its Subsidiaries, and any amounts credited against Tax to which Purchaser or the Company and its Subsidiaries become entitled, that relate to Pre-Completion Tax Periods, Purchaser shall pay to Vendors any such refund or the amount of any such credit within (15) days of receipt or entitlement thereto.

13.3
In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the Straddle Period ending on the Completion Date will be:

13.3.1
in the case of Taxes that are either (i) based upon or related to income or receipts or (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Straddle Period of the Company ended with (and included) the Completion Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) will be allocated between the portion of the Straddle Period ending on and including the Completion Date and the portion of the Straddle Period beginning after the Completion Date in proportion to the number of days in each portion of the Straddle Period; and

13.3.2
in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on and including the Completion Date and the denominator of which is the number of calendar days in the entire Straddle Period.

13.4	All transaction-related registration taxes and stamp duties and other transfer taxes shall be payable or otherwise borne by the Purchaser.

13.5
Each of the Vendors and certain of their respective Affiliates may require access after the Completion Date to documents of the Company or the Subsidiaries for the purpose of responding to official demands made by applicable Governmental Authorities (including Tax authorities). For the purpose of ensuring that the Vendors and Affiliates of the Vendors can satisfy those requirements, for a period of seven (7) years (or such longer period as may be required by Applicable Law) after the Completion Date, the Purchaser shall, and shall cause the Company and the Subsidiaries to, (a) preserve and retain all corporate, accounting, Tax, legal, auditing, human resources and other books and records relating to the Company and the Subsidiaries (including (i) any documents relating to any action, claim, lawsuit, demand, inquiry, hearing, investigation, notice of a violation or noncompliance, litigation,

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proceeding, arbitration, appeal or other dispute and (ii) all returns, statements, forms and reports for Taxes, schedules, work papers and other material records or other documents relating to Taxes of the Company and the Subsidiaries) and (b) undertake, upon written request of a Vendor, at the applicable Vendor’s cost and expense other than immaterial internal administrative or service costs, to make available to a Vendor and Affiliates of any Vendor such books and records and personnel having knowledge of the location and contents of such books and records for purposes of evaluating and responding to any such demands or for other legitimate business reasons. In addition, (x) the current Amended and Restated Limited Liability Agreement of the Company shall remain the exclusive property of the Vendors (to be replaced as of Completion by the Restated LLC Agreement) and (y) the Vendors may retain copies of all books and corporate records that contain information of the Company and the Subsidiaries and copies of other accounting books and records prepared in connection with the financial statements of the Company and the Subsidiaries covering periods prior to Completion.

13.6
The assistance obligations set forth in Clause 13.5 shall be timely fulfilled by the Purchaser but should not cause disruption to its normal business activities. If the Purchaser or any of its successors or assigns transfers all or substantially all of the Member Interests to any Person, proper provision shall be made so that the successors and assigns of the Purchaser honor the obligations set forth in Clause 13.5.

13.7
Following the Completion Date, the Purchaser shall notify the Vendors of any pending or threatened audits, adjustments, claims examinations, assessments or other proceedings or any Tax Auditor administrative or judicial proceeding (including any self-assessments relating to Tax) relating in any way whatsoever to any Tax that may be imposed (a “Tax Audit”) on any Vendor for the period prior to the Completion Date. Such notice shall be in writing and shall contain all relevant factual information describing the scope of the Tax Audit or the asserted Tax Liability in sufficient detail and shall include copies of any self-assessment notice or other document received from any Governmental Authority in respect of any such Tax Audit or asserted Tax Liability. The Purchaser shall enable the Vendors to participate in such Tax Audit, including meetings, telephone calls and correspondence with the applicable Governmental Authority. Within a period of five (5) Business Days, the Purchaser shall provide the Vendors with copies of any notice, correspondence, Tax Audit requests, Tax Audit announcements, Tax Audit findings, Tax Audit reports (including drafts) and Tax assessments, in each case if related to Tax that may lead to an indemnification claim under Clause 7.

13.8
The Vendors may elect to direct at the Vendors’ own expense, any audit, claim for refund and any administrative or judicial proceeding relating in any way whatsoever to any Tax that may lead to an indemnification claim under Clause 7. The Vendors shall within twenty (20) Business Days of receipt of the Purchaser’s written notice pursuant to the foregoing Clause 13.7 notify the Purchaser of their intent to direct any such tax contest, and the Purchaser shall reasonably cooperate and follow the Vendors’ directions to the extent possible and legally permissible. Upon request by the Vendors, the Purchaser shall appoint counsel proposed by the Vendors as an authorized representative with respect to any such

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tax contest and grant such counsel a power of attorney entitling it to receive all letters, notices, Tax assessments and announcements pertaining thereto. If the Vendors do not elect to direct any such tax contest or fail to notify the Purchaser of the election as herein provided, the Purchaser may not settle or compromise any asserted Tax Liability related thereto without the consent of the affected Vendors, which shall not be unreasonably withheld, delayed or conditioned.

13.9	Neither Purchaser, Vendors nor any of their Affiliates shall make any election under Code §338 with respect to the transactions contemplated by this Agreement.
CLAUSE 14.    COSTS
Except as expressly provided otherwise herein, each Party shall pay its own costs in relation to the negotiations leading up to the sale and purchase of the Member Interests, and to the preparation, signing and carrying into effect of this Agreement. Any stamp taxes and transfer taxes with respect to the sale and transfer of the Member Interests shall be borne by the Purchaser.
CLAUSE 15.    DUE DILIGENCE MATERIALS AND SCHEDULES
For purposes of this Agreement, the Purchaser shall be charged with full knowledge of all items in the Schedules hereto, as well as all items in the Due Diligence Materials. The Parties acknowledge and agree that (a) the Schedules hereto may include certain items and information solely for informational purposes for the convenience of the Purchaser and (b) the disclosure by the Vendors of any matter in the Schedules hereto shall not be deemed to be an acknowledgment by the Vendors or evidence that (i) such matter is required to be disclosed by the terms of this Agreement, (ii) such matter is material, (iii) such matter is not in the ordinary course of business or (iv) such matter actually constitutes noncompliance with, or a violation of, any Applicable Law, Legislation, Order or contract.
CLAUSE 16.    APPLICABLE LAW AND DISPUTE RESOLUTION

16.1
This Agreement (together with all documents to be entered into pursuant thereto which are not expressed to be governed by another law) shall be governed by, and construed and take effect in accordance with, the laws of the State of New York.

16.2	Any dispute arising between the Parties in regard to:

16.2.1	the interpretation of;

16.2.2	the Parties’ respective rights and obligations under;

16.2.3	a breach of;

16.2.4	any matter arising out of; or

16.2.5	the termination of,

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this Agreement shall be finally resolved by arbitration in accordance with the then current rules of the Rules of Arbitration of the International Chamber of Commerce (the “Rules”) which are incorporated by reference, even if the dispute, controversy or claim is based on other legal grounds than this Agreement.

16.3	The Parties agree that:

16.3.1	such dispute shall be resolved by three arbitrators selected in accordance with the Rules;

16.3.2	the seat of the arbitration shall be New York, New York, United States;

16.3.3	the language of the arbitration shall be English; and

16.3.4	judgment on the execution of the award of the tribunal may be entered in any court having jurisdiction.

16.4
It is not incompatible with the arbitration agreement in this Clause 16 for a court to grant, before or during arbitral proceedings, an interim measure of protection relating to the subject-matter of the arbitration upon request of a Party.

CLAUSE 17.    BUSINESS ETHICS

17.1	For purposes of this Clause 17, “Official” means and includes:

17.1.1
any officer or employee of any government or any department, agency or instrumentality (i.e., any legal entity controlled by the government) thereof, or any person acting in an official capacity on behalf of any such government, department, agency or instrumentality;

17.1.2	any political party;

17.1.3	any official of a political party;

17.1.4	any candidate for political office; or

17.1.5	any officer or employee of a public international organization (e.g., United Nations, IMF, World Bank).

17.2
Each of the Parties represents that it has not offered, paid, promised to pay, authorized the payment of, or transferred, money or anything of value to an Official to secure any improper advantage or benefit in relation to the matters contemplated by this Agreement, either directly or indirectly through any other Person.

17.3
In recognition of the principles of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions which entered into force on February 15, 1999, the United States Foreign Corrupt Practices Act, each of the Parties further

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represents and agrees that it will not, directly or indirectly, in connection with this Agreement or its performance thereunder, offer, pay, promise to pay, or authorize the giving of money or anything of value to an Official, or to any other person while knowing or being, to the knowledge of such Party of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly to an Official, for the purpose of influencing the act, decision or omission of such Official with regard to any matters related to this Agreement.

17.4
The Purchaser represents that, except as it has already disclosed to each Vendor, no Official or close relative of an Official has any direct or indirect ownership or other legal or beneficial interest in the Purchaser or any of its Affiliates (other than through ownership of publicly traded securities that is not sufficient to constitute a controlling interest), or in the contractual relationship established by this Agreement, and that no such Official serves as an officer, director, manager or employee of the Purchaser. This representation shall be continuing throughout until the Completion Date. The Purchaser agrees to notify each Vendor promptly and in writing of any changes between now and the Completion Date in its officers, directors, managers or employees or in the direct or indirect ownership in it or its Affiliates that would be inconsistent with the above representations.

17.5
The Vendors and the Purchaser agree that should any Vendor notify the Purchaser of any concern that there has been a breach by the Purchaser of the provisions of this Clause 17, the Purchaser shall co-operate in good faith with the Vendors in determining whether such a breach has occurred and if a Vendor determines in its reasonable opinion that the breach is a material breach it may elect to treat the breach as a repudiation of this Agreement by the Purchaser.

CLAUSE 18.    EXPORT CONTROLS AND TRADE SANCTIONS

18.1
The Purchaser acknowledges that technology, software, services, and commodities provided to the Company or the Subsidiaries by the Vendors or their respective Affiliates (or products or technology derived from them) may be subject to US laws, regulations or requirements restricting their export, re-export, transfer or release to certain entities or destinations, including to persons within the Company, the Subsidiaries, the Purchaser or its Affiliates or to unrelated third parties.

18.2
To the extent applicable to the Company, the Subsidiaries or the Purchaser or the subject technology, software, services, commodities or any product that the Company, the Subsidiaries or Purchaser creates with U.S. origin content that is supplied by any Vendor or their respective Affiliates, the Purchaser will act, and will cause the Company to act, in accordance with all U.S. export control and economic sanctions laws, regulations, and requirements.

18.3
Further, the Purchaser and its Affiliates will refrain from acting in a manner that would have the effect of causing any Vendor or their respective Affiliates to violate any such laws, regulations or requirements.

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18.4
Each Vendor and the Purchaser agrees that should a Vendor notify the Purchaser a Vendor has knowledge or reason to believe that the Purchaser has acted or intends to act in a manner in connection with this transaction that could have the effect of causing a Vendor or its Affiliates to be in violation of US export controls or trade sanctions laws, regulations or requirements, the Purchaser shall co-operate in good faith with the Vendors in determining whether such a breach has occurred or is planned to occur and if a Vendor determines in its reasonable opinion that the breach is a material breach, it may elect to treat the breach as a repudiation of this Agreement by the Purchaser.

CLAUSE 19.    ENTIRE AGREEMENT

19.1
This Agreement (together with any documents referred to herein) contains the entire agreement and understanding of the Parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement (and any such document).

19.2	Each of the Parties acknowledges and agrees that:

19.2.1
it does not enter into this Agreement and the documents referred to herein on the basis of and does not rely, and has not relied, upon any statement or representation or warranty or other provision (in any case whether oral, written, express or implied) made, given or agreed to by any Person (whether a Party to this Agreement or not) except those expressly set out or referred to in this Agreement and the documents referred to herein, and the only remedy or remedies available in respect of any misrepresentation or untrue statement made to it shall be a claim for breach of contract under this Agreement; and

19.2.2
this Clause 19.2 shall not apply to any statement, representation or warranty made fraudulently or to any provision of this Agreement which was induced by, or otherwise entered into as a result of, fraud, for which the remedies shall be all those available under the law governing this Agreement.

CLAUSE 20.    VENDOR LIABILITY
The Purchaser hereby acknowledges and agrees that notwithstanding any other term of this Agreement, the respective liability of the EM Vendors and PDV for any claims asserted based on this Agreement or the transactions contemplated herein, whether for breach of any covenant, representation, warranty or obligation or otherwise, shall be several and not joint. The Purchaser shall assert any such claim only against the potentially-liable party, whether that be the EM Vendors or PDV.
CLAUSE 21.    ASSIGNMENT
Except with the prior written consent of the other Parties, no Party may assign this Agreement or any benefit, interest, right or obligation which arises under, out of, or in connection with this Agreement; provided, however, that a Vendor may assign any of its rights (including its right to

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receive payments) and obligations under this Agreement to any Affiliate of such Vendor without the consent of the other Parties and, provided that the Parent Guarantee continues in effect with respect to all obligations under this Agreement, whether or not assigned, the Purchaser may assign any of its rights and obligations under this Agreement to any Affiliate of the Purchaser without the consent of the Vendors.
CLAUSE 22.    NOTIFICATIONS

22.1
Any notification required or permitted to be given under this Agreement shall be given in writing and under appropriate confidential cover. Except as set forth in Clause 22.3, all notices shall be delivered personally or sent by pre-paid recognized international courier service or certified mail, in each case return receipt requested, to the Party due to receive such notice at the following address (or at such other address as may be notified in writing by the relevant Party to the other):

The EM Vendors:
ExxonMobil Oil Corporation
Mobil Pipe Line Company
22777 Springwoods Village Parkway
Spring, Texas 77389
Attn: DBDP Vice President
With copy to:
ExxonMobil Oil Corporation
Mobil Pipe Line Company
22777 Springwoods Village Parkway
Spring, Texas 77389
Attn: Downstream General Counsel
PDV:
c/o PDV Holding, Inc.
1293 Eldridge Parkway
Houston, Texas 77077
Attention: Chief Financial Officer
With a copy to (which shall not constitute notice):
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
United States of America
Fax Number: 1-212-697-1559
Attn: General Counsel

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The Purchaser:
PBF Holding Company LLC
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054
Attention: Matthew Lucey, President
With a copy to (which shall not constitute notice):
PBF Holding Company LLC
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054
Attention: Jeffrey Dill, Senior Vice President & General Counsel

22.2
Any notice delivered personally shall be deemed to be received when delivered. Any notice sent by pre-paid express courier (such as DHL or Federal Express) shall be deemed (in the absence of evidence of earlier receipt) to be received ninety-six (96) hours after dispatch. In proving the time of dispatch it shall be sufficient to show that the envelope containing such notice was properly addressed, pre-paid and delivered to the express courier.

22.3
Notwithstanding the foregoing, the Completion Date Notice may be provided to the Purchaser by email (both to matt.lucey@pbfenergy.com and to jeffrey.dill@pdfenergy.com) and shall be deemed to be received at the moment it is sent with confirmation by the sending machine that the email was transmitted satisfactorily.

CLAUSE 23.    VARIATIONS
This Agreement (including the Schedules hereto), including this Clause 23, may not be amended, supplemented or modified except by an agreement made in writing and signed by each Party.
CLAUSE 24.    FURTHER ASSURANCE
Each Party shall from time to time and at its own cost do, execute and deliver or procure to be done, executed and delivered all such further acts, documents and things required by, and in a form satisfactory to, the Parties to consummate the transactions contemplated by this Agreement and otherwise give full effect to this Agreement and the rights, powers and remedies under this Agreement, including the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.
CLAUSE 25.    REMEDIES AND WAIVERS

25.1	No waiver of any right under this Agreement shall be effective unless in writing. Unless expressly stated otherwise a waiver shall be effective only in the circumstances for which it is given.

25.2	No delay or omission by any Party in exercising any right or remedy provided by law or under this Agreement shall constitute a waiver of such right or remedy.

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25.3	The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

25.4
Without limiting the Parties’ rights under this Clause 25 but subject to the limitations set forth in Clause 4.11.3 and Clause 6.8, the rights and remedies provided in this Agreement are cumulative and do not exclude any other rights or remedies provided by applicable Legislation (including, without limitation, any remedies at law or in equity), provided however, any limitations set forth in this Agreement with respect to the liability of either Party and/or exclusion of other rights or remedies provided by applicable Legislation (including, without limitation, any remedies at law or in equity), including without limitation in Clause 6 shall be equally applicable to all the relevant rights and remedies provided under this Agreement and all other available rights and remedies provided by applicable Legislation. There is no right to set-off.

CLAUSE 26.    THIRD PARTY BENEFICIARIES
This Agreement shall inure to the benefit of and be binding upon the Parties and each of their respective successors and permitted assigns, and nothing herein, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.
CLAUSE 27.    EFFECT OF COMPLETION
The provisions of this Agreement which remain to be performed following Completion shall continue in full force and effect notwithstanding Completion. For the avoidance of doubt, (a) any covenant or agreement of the Parties that was to be performed at or prior to Completion and was not duly performed in accordance with this Agreement shall, unless such non-performance was waived in writing by the Party entitled to the benefit of such covenant or agreement, survive Completion until the date that is one (1) year after the Completion Date, and any covenant or agreement of a Party that by its terms is to be performed after the Completion Date shall survive the Completion Date until such covenant shall either have been duly performed in accordance with the terms of this Agreement or waived in writing and (b) the Warranties shall not survive beyond the Warranty Termination Date.

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CLAUSE 28.    SEVERABILITY
If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.
[Signature Page Follows]

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AS WITNESS the hands of duly authorized representatives of the Parties as of the day and the year first above written.

EXXONMOBIL OIL CORPORATION		PBF HOLDING COMPANY LLC
By:	/s/ Ulrich Dollwet	By:	/s/ Matthew C. Lucey
Name:	Ulrich Dollwet	Name:	Matthew C. Lucey
Title:	Agent and Attorney-in-Fact	Title:	President

MOBIL PIPLEINE COMPANY
By:	/s/ Ulrich Dollwet
Name:	Ulrich Dollwet
Title:	Agent and Attorney-in-Fact

PDV CHALMETTE, L.L.C.
By:	/s/ Jesus E. Luongo
Name:	Jesus E. Luongo
Title:	President

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